HYPOTHEKENBANK IN ESSEN AG

RECEIVED

2008 AUG 18 A 7:47

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

**Registered Letter / Advice of Delivery**

**Securities and Exchange Commission**
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

[redacted]

08004367

| Your ref. | Your message | Our ref. | Extension | Essen |
| --- | --- | --- | --- | --- |
| | | UM | -486 | 12.08.08 |

**File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG**

PROCESSED
AUG 20 2008
THOMSON REUTERS

SUPPL

Dear Sir or Madam,

Please find enclosed Essen Hyp´s website as of June 30, 2008 (English version).

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

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**PFANDBRIEFE:**
**Attractive Essen Hyp Pfandbriefe based on a first class cover pool.**
**» more**

On 2 July 2008, Eurohypo AG acquired the shares of Hypothekenbank in Essen AG from Commerzbank AG and AFÖG GmbH & Co. KG. In a further step, Essen Hyp will be merged into Eurohypo

» You can find here further Eurohypo information

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CREDIT RESEARCH
Last update: Jun 2008
**» overview**

SEC 28 PfandBG
Last update: Jun 2008
**» Sec. 28 (1) (1-3) PfandBG**
**» Sec. 28 (2) (1a) PfandBG**
**» Sec. 28 (2) (1b,c) PfandBG**
**» Sec. 28 (2) (2) PfandBG**
**» Sec. 28 (3) (1) PfandBG**
**» Sec. 28 (3) (2) PfandBG**
**» Archive**

RECEIVED
2008 AUG 18 A 7:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

| **RATINGS** | **S & P** | **MOODY'S** | **FITCH RATINGS** |
|---|---|---|---|
| Public-sector Pfandbriefe | A A A | A a a | A A A |
| Mortgage Pfandbriefe | not rated | A a a | A A A |
| Long-term counterparty | A (outlook stable) | A1 (outlook stable) | A (outlook stable) |

BONDS & NOTES
**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**

HYPOTHEKENBANK IN ESSEN AG PRESS RELEASES

▷ NOVEMBER 14, 2007
"Interim Report of Hypothekenbank in Essen AG as of September 30, 2007" **» more**

▷ AUGUST 14, 2007
"Interim Report of Hypothekenbank in Essen AG as of June 30, 2007" **» more**

**vdp-Pfandbrief Curve**



**» more**

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# Investor Relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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CREDIT RESEARCH
Last update: Jun 2008
**» overview**

SEC 28 PfandBG
Last update: Jun 2008
**» Sec. 28 (1) (1-3) PfandBG**
**» Sec. 28 (2) (1a) PfandBG**
**» Sec. 28 (2) (1b,c) PfandBG**
**» Sec. 28 (2) (2) PfandBG**
**» Sec. 28 (3) (1) PfandBG**
**» Sec. 28 (3) (2) PfandBG**
**» Archive**

BONDS & NOTES
**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**

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## Investor Relations

Ratings and Analyses (as of: February 14, 2008)

| Ratings | S & P | Moody's | Fitch Ratings |
|---|---|---|---|
| *Pfandbriefe* | | | |
| - public-sector | AAA | Aaa | AAA |
| - mortgage | not rated | Aaa | AAA |
| Long-term counterparty rating | A (outlook stable) | A1 (outlook stable) | A (outlook stable) |
| Short-term counterparty rating | A-1 | P-1 | F1 |
| Notes issued under the Debt Issuance Program | | | |
| - Senior Unsecured Debt | A | A1 | not rated |
| - Subordinated Debt | A- | A2 | not rated |
| Commercial Paper Program | A-1 | P-1 | not rated |
| Financial Strength | not rated | C- | C |

**Rating Reports**

- Standard & Poor's — Bank Credit Report as of June 13, 2007
- Moody's
- Fitch Ratings — Credit Update as of November 06, 2007

(Acrobat Reader required. Download Acrobat Reader ®)

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CREDIT RESEARCH
Last update: Jun 2008
**» overview**

SEC 28 PfandBG
Last update: Jun 2008
**» Sec. 28 (1) (1-3) PfandBG**
**» Sec. 28 (2) (1a) PfandBG**
**» Sec. 28 (2) (1b,c) PfandBG**
**» Sec. 28 (2) (2) PfandBG**
**» Sec. 28 (3) (1) PfandBG**
**» Sec. 28 (3) (2) PfandBG**
**» Archive**

BONDS & NOTES
**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**

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# Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- Annual Report 2006 (English version) pdf
- Press Release Annual Report 2006 (English version) pdf

- Annual Report 2005 (English version) pdf
- Press Release Annual Report 2005 (English version) pdf

- Annual Report 2004 (English version) pdf
- Press Release Annual Report 2004 (English version) pdf

- Annual Report 2003 (English version) pdf
- Press Release Annual Report 2003 (English version) pdf

- Annual Report 2002 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

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CREDIT RESEARCH
Last update: Jun 2008
**» overview**

SEC 28 PfandBG
Last update: Jun 2008
**» Sec. 28 (1) (1-3) PfandBG**
**» Sec. 28 (2) (1a) PfandBG**
**» Sec. 28 (2) (1b,c) PfandBG**
**» Sec. 28 (2) (2) PfandBG**
**» Sec. 28 (3) (1) PfandBG**
**» Sec. 28 (3) (2) PfandBG**
**» Archive**

BONDS & NOTES
**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**

ESSEN HYP

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## Order Service

These items are available:

- [ ] Annual Report 2006 English (Download as PDF)
- [ ] Annual Report 2006 German (Download as PDF)

- [ ] Annual Report 2005 English (Download as PDF)
- [ ] Annual Report 2005 German (Download as PDF)

- [ ] Annual Report 2004 English (Download as PDF)
- [ ] Annual Report 2004 German (Download as PDF)

- [ ] Annual Report 2003 English (Download as PDF)
- [ ] Annual Report 2003 German (Download as PDF)

- [ ] Annual Report 2002 English (Download as PDF)
- [ ] Annual Report 2002 German (Download as PDF)

- [ ] Annual Report 2001 English (Download as PDF)
- [ ] Annual Report 2001 German (Download as PDF)

- [ ] Annual Report 2000 English (Download as PDF)
- [ ] Annual Report 2000 German (Download as PDF)

(Download Acrobat Reader ®)
Please forward this order to:

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CREDIT RESEARCH
Last update: Jun 2008
**» overview**

SEC 28 PfandBG
Last update: Jun 2008
**» Sec. 28 (1) (1-3) PfandBG**
**» Sec. 28 (2) (1a) PfandBG**
**» Sec. 28 (2) (1b,c) PfandBG**
**» Sec. 28 (2) (2) PfandBG**
**» Sec. 28 (3) (1) PfandBG**
**» Sec. 28 (3) (2) PfandBG**
**» Archive**

BONDS & NOTES
**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**

Surname* ______

First name* ______

E-Mail @______

Street* ______

Postal Code* ______

City* ______

Submit Reset

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# Credit Research

Overview

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## Pfandbrief Act

- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG
- Archive

## Public-sector Loans

**Breakdown of public-sector cover pool**
- by rating
- by borrowers and regions
- by countries
- by risk weighting

**Cover pool at market value**
- Development/ Stress scenario

- Surplus cover

**Breakdown of new lending commitments**
- by rating
- by borrowers and regions
- by countries
- by risk weighting

## Risk Management

- Value at risk

## Non-cover Loans

**Breakdown of non-cover loans (public-sector)**
- by rating
- by borrowers
- by countries
- by risk weighting

**Breakdown of new lending commitments (public-sector)**
- by rating
- by borrowers
- by countries
- by risk weighting

## Mortgage Loans

**Breakdown of mortgage portfolio**
- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV

**Cover pool at market value**
- Development/ Stress scenario

- Surplus cover

**Breakdown of non-cover loans**

CREDIT RESEARCH
Last update: Jun 2008
**» overview**

SEC 28 PfandBG
Last update: Jun 2008
**» Sec. 28 (1) (1-3) PfandBG**
**» Sec. 28 (2) (1a) PfandBG**
**» Sec. 28 (2) (1b,c) PfandBG**
**» Sec. 28 (2) (2) PfandBG**
**» Sec. 28 (3) (1) PfandBG**
**» Sec. 28 (3) (2) PfandBG**
**» Archive**

BONDS & NOTES
**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**

- Value at risk
- Worst case scenario
- Grundsatz II

**Derivatives**

- Counterparty ratings
- Yield curve distribution

**Ratings**

- Overview of ratings

**Code of Conduct**

- Outline

- Loans with a LTV > 60%

**Breakdown of new lending commitments**

- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV

Rated by IFR Crystal Clear

All figures are updated periodically (see overview of updates). Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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# Credit Research

Overview of updates

| Subject | Update period | Last update |
|---|---|---|
| **Pfandbrief Act** | | |
| Section 28 (1) (1-3) PfandBG | quarterly | 06.2008 |
| Section 28 (2) (1a) PfandBG | quarterly | 06.2008 |
| Section 28 (2) (1b,c) PfandBG | quarterly | 06.2008 |
| Section 28 (2) (2) PfandBG | quarterly | 06.2008 |
| Section 28 (3) (1) PfandBG | quarterly | 06.2008 |
| Section 28 (3) (2) PfandBG | quarterly | 06.2008 |
| Archive | quarterly | 03.2008 |
| **Public-sector loans** | | |
| Breakdown of public-sector cover pool | | |
| by rating | monthly | 06.2008 |
| by borrowers and regions | monthly | 06.2008 |
| by countries | monthly | 06.2008 |
| by risk weighting | monthly | 06.2008 |
| Cover pool at market value | | |
| Development/ Stress scenario | monthly | 06.2008 |
| Surplus cover | monthly | 06.2008 |
| Breakdown of new lending commitments | | |
| by rating | monthly | 06.2008 |
| by borrowers and regions | monthly | 06.2008 |
| by countries | monthly | 06.2008 |

| | | |
|---|---|---|
| by risk weighting | monthly | 06.2008 |
| **Non-cover Loans** | | |
| Breakdown of non-cover loans | | |
| by rating | monthly | 06.2008 |
| by borrowers and regions | monthly | 06.2008 |
| by countries | monthly | 06.2008 |
| by risk weighting | monthly | 06.2008 |
| Breakdown of new lending commitments | | |
| by rating | monthly | 06.2008 |
| by borrowers and regions | monthly | 06.2008 |
| by countries | monthly | 06.2008 |
| by risk weighting | monthly | 06.2008 |
| **Mortgage Loans** | | |
| Breakdown of mortgage portfolio | | |
| domestic loans by type of property, region and LTV | quarterly | 06.2008 |
| foreign loans by type of property, country and LTV | quarterly | 06.2008 |
| **Cover pool at market value** | | |
| Development/ Stress scenario | monthly | 06.2008 |
| Surplus cover | monthly | 06.2008 |
| **Breakdown of non-cover loans** | | |
| Loans with a LTV > 60% | monthly | 06.2008 |
| **Breakdown of new lending commitments** | | |
| domestic loans by type of property, region and LTV | quarterly | 06.2008 |
| foreign loans by type of property, country and LTV | quarterly | 06.2008 |
| **Derivatives** | | |
| Counterparty ratings | monthly | 06.2008 |
| Yield curve distribution | monthly | 06.2008 |
| **Risk Management** | | |
| Value-at-risk | monthly | 06.2008 |

| | | |
|---|---|---|
| Value-at risk | monthly | [illegible] |
| Worst-case scenario | monthly | 06.2008 |
| Grundsatz II | monthly | 06.2008 |

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# Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

| a) Total amount outstanding | Nominal value | | Present value | | Risk-adjusted present value | |
|---|---|---|---|---|---|---|
| | Jun 30, 2008 | Jun 30, 2007 | Jun 30, 2008 | Jun 30, 2007 | Jun 30, 2008 | Jun 30, 2007 |
| Mortgage Pfandbriefe | 5,144.3 | 4,617.0 | 4,945.8 | 4,478.0 | 4,710.7 | 4,320.8 |
| Cover assets | 5,734.2 | 5,203.3 | 5,728.1 | 5,197.3 | 5,454.4 | 4,933.2 |
| of which: derivatives | - | - | - | - | | - |
| of which: derivatives (%) | - | - | - | - | - | - |
| of which: additional cover* | 586.2 | 817.7 | 575.3 | 809.1 | 535.9 | 727.6 |
| of which: further cover assets | - | - | - | - | - | - |
| deduction: currency scenario | - | - | - | - | 29.3 | 21.6 |
| Surplus cover | 589.9 | 586.3 | 782.3 | 719.3 | 714.4 | 612.4 |

in EUR m

| Supplementary to a): Maturity structure (remaining time to maturity) | Jun 30, 2008 | | | | Jun 30, 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| | <=1 year | >1 year <=5 years | >5 years <=10 years | >10 years | <=1 years | >1 year <=5 years | >5 years <=10 years | >10 years |
| Mortgage Pfandbriefe | 216.0 | 2,926.8 | 1,674.5 | 327.0 | 1,193.6 | 2,043.8 | 1,107.6 | 272.0 |
| Cover assets | 498.0 | 2,353.2 | 2,002.2 | 880.8 | 366.3 | 1,236.4 | 2,469.4 | 1,131.2 |
| of which: additional cover* | 101.2 | 3.3 | 5.0 | 476.6 | 0.7 | 3.2 | 4.9 | 808.9 |

in EUR m

| b) Total amount outstanding | Nominal value | Present value | Risk-adjusted present value |
|---|---|---|---|

| b) Total amount outstanding | Nominal value | | Present value | | Risk-adjusted present value | |
|---|---|---|---|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** | **Jun 30, 2008** | **Jun 30, 2007** | **Jun 30, 2008** | **Jun 30, 2007** |
| Public-sector Pfandbriefe / liabilities derivates | 54,210.7 | 70,721.1 | 52,262.3 | 68,660.8 | 50,629.5 | 67,014.0 |
| of which: derivatives | - | 16.2 | - | 16.2 | - | 27.5 |
| of which: derivatives (%) | - | 0.0 | - | 0.0 | - | 0.0 |
| Cover assets | 56,100.0 | 72,918.7 | 54,835.7 | 72,309.8 | 52,725.5 | 70,165.0 |
| of which: derivatives | - | - | - | - | - | - |
| of which: derivatives (%) | - | - | - | - | - | - |
| of which: additional cover* | 4,519.7 | 6,998.7 | 3,962.4 | 6,586.0 | 3,900.0 | 6,410.8 |
| of which: further cover assets | 330.0 | - | 310.7 | - | 297.9 | - |
| deduction: currency scenario | - | - | - | - | 156.6 | 90.3 |
| Surplus cover | 1,889.3 | 2,197.6 | 2,573.4 | 3,649.0 | 1,939.4 | 3,060.7 |

in EUR m

| **Supplementary to b): Maturity structure (remaning time to maturity)** | **Jun 30, 2008** | | | | **Jun 30, 2007** | | | |
|---|---|---|---|---|---|---|---|---|
| | <=1 year | >1 year <=5 years | >5 years <=10 years | >10 years | <=1 year | >1 year <=5 years | >5 years <=10 years | >10 years |
| Public-sector Pfandbriefe / liabilities derivates | 12,357.2 | 32,303.7 | 6,422.4 | 3,127.4 | 16,822.2 | 41,329.2 | 9,378.8 | 3,190.9 |
| of which: derivatives | - | - | - | - | - | 16.2 | - | - |
| Cover assets | 7,534.0 | 21,668.7 | 18,986.0 | 7,911.3 | 16,553.4 | 26,189.6 | 20,534.0 | 9,641.7 |
| of which: additional cover* | - | 1,593.8 | 2,351.6 | 574.3 | - | 1,271.5 | 4,314.3 | 1,412.9 |
| of which: further cover assets | - | 90.0 | 240.0 | - | - | - | - | - |

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

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# Pfandbrief Act

## >Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

**in EUR m**

| | **Jun 30, 2008** | **Jun 30, 2007** |
|---|---|---|
| <= € 300,000 | 3,984.1 | 3,395.2 |
| > € 300,000 - € 5,000,000 | 357.9 | 365.5 |
| > € 5,000,000 | 806.0 | 624.9 |
| **Total amount** | **5,148.0** | **4,385.6** |

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# Pfandbrief Act

## Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

| | Mortgage loans serving as cover | | | |
|---|---|---|---|---|
| | Jun 30, 2008 | | Jun 30, 2007 | |
| | Commercial | Residential | Commercial | Residential |
| **Germany** | | | | |
| Condominiums | - | 801.7 | - | 681.2 |
| Detached and semi-detached houses | - | 3,017.1 | - | 2,594.4 |
| Apartment buildings | - | 410.9 | - | 342.7 |
| Office | 329.5 | - | 239.4 | - |
| Retail | 216.0 | - | 245.1 | - |
| Industrial | 51.1 | - | 54.4 | - |
| Other commercial properties | 87.2 | - | 66.8 | - |
| Buildings under construction, not yet generating earnings | 0.0 | - | 0.0 | - |
| Building sites | 0.0 | - | 0.0 | - |
| **Total Germany** | **683.8** | **4,229.7** | **605.7** | **3,618.3** |

in EUR m

| | Mortgage loans serving as cover | | | |
|---|---|---|---|---|
| | Jun 30, 2008 | | Jun 30, 2007 | |
| | Commercial | Residential | Commercial | Residential |
| **England** | | | | |
| Condominiums | - | 0.0 | - | 0.0 |

| | | | | |
|---|---|---|---|---|
| Detached and semi-detached houses | - | 0.0 | - | 0.0 |
| Apartment buildings | - | 0.0 | - | 0.0 |
| Office | 60.9 | - | 69.6 | - |
| Retail | 0.0 | - | 0.0 | - |
| Industrial | 0.0 | - | 0.0 | - |
| Other commercial properties | 0.0 | - | 0.0 | - |
| Buildings under construction, not yet generating earnings | 0.0 | - | 0.0 | - |
| Building sites | 0.0 | - | 0.0 | - |
| **Total England** | **60.9** | **0.0** | **69.6** | **0.0** |

in EUR m

| | Mortgage loans serving as cover | | | |
|---|---|---|---|---|
| | Jun 30, 2008 | | Jun 30, 2007 | |
| | Commercial | Residential | Commercial | Residential |
| **Belgium** | | | | |
| Condominiums | - | 0.0 | - | 0.0 |
| Detached and semi-detached houses | - | 0.0 | - | 0.0 |
| Apartment buildings | - | 0.5 | - | 0.5 |
| Office | 0.0 | - | 0.0 | - |
| Retail | 0.0 | - | 0.0 | - |
| Industrial | 0.0 | - | 0.0 | - |
| Other commercial properties | 0.0 | - | 0.0 | - |
| Buildings under construction, not yet generating earnings | 0.0 | - | 0.0 | - |
| Building sites | 0.0 | - | 0.0 | - |
| **Total Belgium** | **0.0** | **0.5** | **0.0** | **0.5** |

in EUR m

| | Mortgage loans serving as cover | | | |
|---|---|---|---|---|
| | Jun 30, 2008 | | Jun 30, 2007 | |
| | Commercial | Residential | Commercial | Residential |
| **France** | | | | |
| Condominiums | - | 0.0 | - | 0.0 |
| Detached and semi-detached houses | - | 0.0 | - | 0.0 |
| Apartment buildings | - | 0.0 | - | 0.0 |

| | | | | |
|---|---|---|---|---|
| Office | 0.1 | - | 32.1 | - |
| Retail | 0.0 | - | 0.0 | - |
| Industrial | 0.0 | - | 0.0 | - |
| Other commercial properties | 19.0 | - | 19.0 | - |
| Buildings under construction, not yet generating earnings | 0.0 | - | 0.0 | - |
| Building sites | 0.0 | - | 0.0 | - |
| **Total France** | **19.1** | **0.0** | **51.1** | **0.0** |

in EUR m

| | Mortgage loans serving as cover | | | |
|---|---|---|---|---|
| | Jun 30, 2008 | | Jun 30, 2007 | |
| | Commercial | Residential | Commercial | Residential |
| **The Netherlands** | | | | |
| Condominiums | - | 0.0 | - | 0.0 |
| Detached and semi-detached houses | - | 0.0 | - | 0.0 |
| Apartment buildings | - | 0.0 | - | 0.0 |
| Office | 40.1 | - | 40.4 | - |
| Retail | 0.0 | - | 0.0 | - |
| Industrial | 0.0 | - | 0.0 | - |
| Other commercial properties | 0.0 | - | 0.0 | - |
| Buildings under construction, not yet generating earnings | 0.0 | - | 0.0 | - |
| Building sites | 0.0 | - | 0.0 | - |
| ***Total The Netherlands*** | ***40.1*** | ***0.0*** | ***40.4*** | ***0.0*** |

in EUR m

| | Mortgage loans serving as cover | | | |
|---|---|---|---|---|
| | Jun 30, 2008 | | Jun 30, 2007 | |
| | Commercial | Residential | Commercial | Residential |
| **Switzerland** | | | | |
| Condominiums | - | 0.0 | - | 0.0 |
| Detached and semi-detached houses | - | 0.0 | - | 0.0 |
| Apartment buildings | - | 0.0 | - | 0.0 |
| Office | 90.4 | - | 0.0 | - |
| Retail | 0.0 | - | 0.0 | - |

| | | | | |
|---|---|---|---|---|
| Industrial | 0.0 | - | 0.0 | - |
| Other commercial properties | 0.0 | - | 0.0 | - |
| Buildings under construction, not yet generating earnings | 0.0 | - | 0.0 | - |
| Building sites | 0.0 | - | 0.0 | - |
| **Total Switzerland** | **90.4** | **0.0** | **0.0** | **0.0** |

in EUR m

| | Mortgage loans serving as cover | | | |
|---|---|---|---|---|
| | Jun 30, 2008 | | Jun 30, 2007 | |
| | Commercial | Residential | Commercial | Residential |
| **USA** | | | | |
| Condominiums | - | 0.0 | - | 0.0 |
| Detached and semi-detached houses | - | 0.0 | - | 0.0 |
| Apartment buildings | - | 23.5 | - | 0.0 |
| Office | 0.0 | - | 0.0 | - |
| Retail | 0.0 | - | 0.0 | - |
| Industrial | 0.0 | - | 0.0 | - |
| Other commercial properties | 0.0 | - | 0.0 | - |
| Buildings under construction, not yet generating earnings | 0.0 | - | 0.0 | - |
| Building sites | 0.0 | - | 0.0 | - |
| **Total USA** | **0.0** | **23.5** | **0.0** | **0.0** |
| **Total** | **894.3** | **4,253.7** | **766.8** | **3,618.8** |

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# Pfandbrief Act

## Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly.

**in EUR m**

| **Total amount of payments in arrears for more than 90 days** | **Jun 30, 2008** | **Jun 30, 2007** |
|---|---|---|
| Germany | 0 | 0 |
| **Total** | **0** | **0** |

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# Pfandbrief Act

## Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Austria** | | |
| Government | | |
| Regional authorities | 126.7 | 127.4 |
| Local authorities | | |
| Other borrowers | 1,985.8 | 1,734.0 |
| **Total** | **2,112.5** | **1,861.4** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Belgium** | | |
| Government | 250.0 | |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | 115.0 | 115.0 |
| **Total** | **365.0** | **115.0** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Canada** | | |
| Government | | |
| Regional authorities | [illegible] | [illegible] |

| | | |
|---|---|---|
| Regional authorities | 372.3 | 473.3 |
| Local authorities | 34.5 | |
| Other borrowers | 267.5 | 424.6 |
| **Total** | **674.3** | **897.9** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Cyprus** | | |
| Government | 99.5 | 99.5 |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | | |
| **Total** | **99.5** | **99.5** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Czech Republic** | | |
| Government | 112.8 | 123.2 |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | | |
| **Total** | **112.8** | **123.2** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Denmark** | | |
| Government | | |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | 206.5 | 226.5 |
| **Total** | **206.5** | **226.5** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Finland** | | |

| | | |
|---|---|---|
| **Finland** | | |
| Government | | 51.1 |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | 49.0 | 84.0 |
| **Total** | **49.0** | **135.1** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **France** | | |
| Government | 2.5 | 2.5 |
| Regional authorities | | |
| Local authorities | 8.8 | 9.2 |
| Other borrowers | 788.5 | 1,082.5 |
| **Total** | **799.8** | **1,094.2** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Germany** | | |
| Government | 153.4 | 4,732.3 |
| Regional authorities | 20,129.9 | 26,973.1 |
| Local authorities | 1,849.3 | 2,865.6 |
| Other borrowers | 15,733.9 | 18,253.4 |
| **Total** | **37,866.5** | **52,824.4** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Great Britain** | | |
| Government | | |
| Regional authorities | | |
| Local authorities | 179.6 | 201.5 |
| Other borrowers | 333.0 | 824.6 |
| **Total** | **512.6** | **1,026.1** |

Assets serving as cover in EUR m

| | Jun 30, 2008 | Jun 30, 2007 |
|---|---|---|
| **Greece** | | |
| Government | 802.5 | 792.5 |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | 35.0 | 35.0 |
| **Total** | **837.5** | **827.5** |

Assets serving as cover in EUR m

| | Jun 30, 2008 | Jun 30, 2007 |
|---|---|---|
| **Hungary** | | |
| Government | 215.4 | 219.6 |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | 50.0 | 50.0 |
| **Total** | **265.4** | **269.6** |

Assets serving as cover in EUR m

| | Jun 30, 2007 | Jun 30, 2007 |
|---|---|---|
| **Iceland** | | |
| Government | | |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | 208.9 | 219.5 |
| **Total** | **208.9** | **219.5** |

Assets serving as cover in EUR m

| | Jun 30, 2008 | Jun 30, 2007 |
|---|---|---|
| **Ireland** | | |
| Government | | |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | 271.7 | 221.7 |
| **Total** | **271.7** | **221.7** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Italy** | | |
| Government | 1,279.7 | 1,666.6 |
| Regional authorities | 783.7 | 808.5 |
| Local authorities | 290.3 | 290.9 |
| Other borrowers | 143.0 | 87.8 |
| **Total** | **2,496.7** | **2,853.8** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Japan** | | |
| Government | 6.0 | |
| Regional authorities | 114.0 | 87.0 |
| Local authorities | 65.3 | |
| Other borrowers | | |
| **Total** | **185.3** | **87.0** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Latvia** | | |
| Government | | |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | | |
| **Total** | | |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Lithunia** | | |
| Government | | |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | | |
| **Total** | | |

**Total**

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Luxembourg** | | |
| Government | | |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | 144.5 | 201.2 |
| **Total** | **144.5** | **201.2** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Norway** | | |
| Government | | |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | 192.5 | 155.0 |
| **Total** | **192.5** | **155.0** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Poland** | | |
| Government | 504.8 | 515.3 |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | | |
| **Total** | **504.8** | 515.3 |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Portugal** | | |
| Government | 1,000.0 | 980.0 |
| Regional authorities | | |
| Local authorities | | |

| | | |
|---|---|---|
| Other borrowers | | |
| **Total** | **1,000.0** | **980.0** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Slovak Republic** | | |
| Government | 212.5 | 212.5 |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | | |
| **Total** | **212.5** | **212.5** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun, 2008** | **Jun 30, 2007** |
| **Slovenia** | | |
| Government | 142.9 | 142.9 |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | | |
| **Total** | **142.9** | **142.9** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Spain** | | |
| Government | | |
| Regional authorities | 1,734.7 | 1,849.8 |
| Local authorities | 91.0 | 10.0 |
| Other borrowers | 1,176.4 | 2,504.5 |
| **Total** | **3,002.1** | **4,364.3** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Sweden** | | |
| Government | | |
| Regional authorities | | |

| | | |
|---|---|---|
| Local authorities | 241.6 | 305.4 |
| Other borrowers | 40.0 | |
| **Total** | **281.6** | **305.4** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Switzerland** | | |
| Government | | |
| Regional authorities | 323.9 | 314.1 |
| Local authorities | 103.4 | 82.2 |
| Other borrowers | 331.7 | 375.3 |
| **Total** | **759.0** | **771.6** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **The Netherlands** | | |
| Government | | |
| Regional authorities | | |
| Local authorities | 81.0 | 55.4 |
| Other borrowers | 367.0 | 483.5 |
| **Total** | **759.0** | **538.9** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **United Staates** | | |
| Government | 336.2 | |
| Regional authorities | 530.8 | 342.6 |
| Local authorities | 861.0 | 767.9 |
| Other borrowers | 572.3 | 682.9 |
| **Total** | **2,300.3** | **1,793.4** |

| | Assets serving as cover in EUR m | |
|---|---|---|
| | **Jun 30, 2008** | **Jun 30, 2007** |
| **Others** | | |
| Government | | |

| | | |
|---|---|---|
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | 47.8 | 55.8 |
| **Total** | **47.8** | **55.8** |
| **Total amount** | **56,100.0** | **72,918.7** |

## Pfandbrief Act

### Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG)**.

Total amount of payments in arrears for more than 90 days in EUR m

| | Jun 30, 2008 | Jun 30, 2007 |
|---|---|---|
| **Country** | | |
| Government | | |
| Regional authorities | | |
| Local authorities | | |
| Other borrowers | | |
| **Total** | **0.0** | **0.0** |

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# Pfandbrief Act

## Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

March 31, 2008
- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG

December 31, 2007
- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG

September 30, 2007
- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG

June 30, 2007
- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG

- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG

## Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 30.06.2008

Should the rating agencies come to different rating results, the worst rating is taken into account.

| by rating | in Euro m | in % |
|---|---|---|
| AAA / Aaa / AAA | 15,365 | 27.39 |
| AA+ / Aa1 / AA+ | 6,063 | 10.81 |
| AA / Aa2 / AA | 5,117 | 9.12 |
| AA- / Aa3 / AA- | 9,825 | 17.51 |
| A+ / A1 / A+ | 4,547 | 8.11 |
| A / A2/ A | 3,312 | 5.90 |
| A- / A3 / A- | 1,098 | 1.96 |
| BBB+ / Baa1 / BBB+ | 395 | 0.70 |
| BBB / Baa2 / BBB | 90 | 0.16 |
| BBB- / Baa3 / BBB- | 166 | 0.30 |
| Without rating * | 10,122 | 18.04 |
| **Total** | **56,100** | **100.00** |

| * - Without rating | in Euro m | in % |
|---|---|---|
| Public-sector banks and saving banks | 5,575 | 9.93 |
| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities | 3,606 | 6.43 |

| | | |
|---|---|---|
| Loans within the EU (public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions. | 633 | 1.13 |
| Others | 308 | 0.55 |
| **Total** | **10,122** | **18.04** |

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## Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 56,100 m

Information as permitted
by banking confidentiality.

30.06.2008

**Please click on the different parts of the pie chart for further information.**


Foreign territorial authorities and institutions governed by public law
32.50%
14.81%
Credit institutions governed by public law and savings banks
6.68%
Public-sector credit institutions with special tasks (risk weighting of 0)
9.86%
36.15%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

| by borrowers | in Euro m | in % |
|---|---|---|
| The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder) | 20,283 | 36.15 |
| Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities | 3,746 | 6.68 |

| | | |
|---|---|---|
| Public-sector credit institutions with special tasks (risk weighting of 0) | 5,529 | 9.86 |
| Credit institutions governed by public law and savings banks | 8,309 | 14.81 |
| Foreign territorial authorities and institutions governed by public law | 18,233 | 32.50 |
| **Total** | **56,100** | **100.00** |

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## Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 56,100 m

| Information as permitted by banking confidentiality. | 30.06.2008 |
|---|---|
| **The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)** | **in Euro m** |
| Federal Government of Germany | 0 |
| Federal Government's Special Fund | 153 |
| Laender (individual German Federal States) | 20,130 |
| **Total** | **20,283** |

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# Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 56,100 m

| Information as permitted by banking confidentiality. | 30.06.2008 |
|---|---|
| **Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities** | **in Euro m** |
| Baden-Wuerttemberg | 241 |
| Bavaria | 113 |
| Berlin | 0 |
| Brandenburg | 0 |
| Bremen | 20 |
| Hamburg | 479 |
| Hesse | 266 |
| ower Saxony | 809 |
| Mecklenburg-Western Pomerania | 24 |
| North Rhine-Westphalia | 1,234 |
| Rhineland-Palatinate | 96 |
| Saarland | 72 |
| Saxony | 8 |
| Saxony-Anhalt | 1 |

| | |
|---|---|
| Schleswig-Holstein | 367 |
| Thuringia | 16 |
| **Total** | **3,746** |

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## Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 56,100 m

| Information as permitted by banking confidentiality. | 30.06.2008 |
|---|---|
| **Public-sector credit institutions with special tasks (risk weighting of 0)** | **in Euro m** |
| special public sector banks (solva 0) | 5,529 |
| **Total** | **5,529** |

## Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 56,100 m

| Information as permitted by banking confidentiality. | 30.06.2008 |
|---|---|
| **Credit institutions governed by public law and savings banks** | **in Euro m** |
| Public-sector banks/ financial institution | 3,585 |
| | |
| Savings banks in | in Euro m |
| Baden-Wuerttemberg | 1,059 |
| Bavaria | 55 |
| Bremen | 35 |
| Hamburg | 105 |
| Hesse | 217 |
| Lower Saxony | 507 |
| Mecklenburg-Western Pomerania | 55 |
| North Rhine-Westphalia | 2,182 |
| Rhineland-Palatinate | 101 |
| Saarland | 0 |
| Saxony | 25 |
| Schleswig-Holstein | 380 |

| | |
|---|---|
| [illegible] | [illegible] |
| Mortgage loans guaranteed by the public-sector | 3 |
| **Total** | **8,309** |

## Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 56,100 m

| Information as permitted by banking confidentiality. | 30.06.2008 |
|---|---|
| **Loans within EU** | **in Euro m** |
| Public-sector banks in EU member states | 4,499 |
| EU member states | 4,622 |
| EU regional governments | 2,645 |
| EU member states, cities and municipalities | 892 |
| Loans guaranteed by EU member states | 1,176 |
| EU institutions | 25 |
| Subtotal | 13,859 |
| **Other Foreign Loans** | **in Euro m** |
| Public-sector banks | 1,245 |
| States | 342 |
| Regional governments | 1,341 |
| ities and municipalities | 1,064 |
| Loans guaranteed by foreign states | 382 |
| Subtotal | 4,374 |

| | |
|---|---|
| **Total** | **18,233** |

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## Public-sector loans

Breakdown of cover pool by countries

30.06.2008

| by countries | in Euro m | in % |
|---|---|---|
| Austria | 2,113 | 3.77 |
| Belgium | 365 | 0.65 |
| Canada | 674 | 1.20 |
| Cyprus | 100 | 0.18 |
| Czech Republic | 113 | 0.20 |
| Denmark | 206 | 0.37 |
| Finland | 49 | 0.09 |
| France | 800 | 1.43 |
| Germany | 37,866 | 67.51 |
| Great Britain | 513 | 0.91 |
| Greece | 838 | 1.49 |
| Hungary | 265 | 0.47 |
| Iceland | 209 | 0.37 |
| Ireland | 272 | 0.48 |
| Italy | 2,497 | 4.45 |
| Latvia | 0 | 0.00 |
| Lithunia | 0 | 0.00 |

| | | |
|---|---|---|
| Luxembourg | 144 | 0.26 |
| Norway | 192 | 0.34 |
| Poland | 505 | 0.90 |
| Portugal | 1,000 | 1.78 |
| Slovak Republic | 212 | 0.38 |
| Slovenia | 143 | 0.25 |
| Spain | 3,002 | 5.35 |
| Sweden | 282 | 0.50 |
| Switzerland | 759 | 1.35 |
| The Netherlands | 448 | 0.80 |
| The United States | 2,300 | 4.10 |
| Others | 233 | 0.42 |
| **Total** | **56,100** | **100.00** |

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## Public-sector loans

Breakdown of cover pool by risk weighting

| | | 30.06.2008 |
|---|---|---|
| **Risk weighting** | **in Euro m** | **in %** |
| 0% | 37,885 | 67.53 |
| 10% | 225 | 0.40 |
| 20% | 17,990 | 32.07 |
| 100% | 0 | 0.00 |
| **Total** | **56,100** | **100.00** |

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# Public-sector loans - Cover pool at market value

Development / Stress scenario

| Date | Market value (cover pool) | Market value (public-sector Pfandbriefe) | Market value surplus cover in € m | Surplus cover in % | Market value (dynamic approach) | | Market value (dynamic approach) | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Surplus cover in € m in the case of rising yields | Surplus cover in % in the case of rising yields | Surplus cover in € m in the case of falling yields | Surplus cover in % in the case of falling yields |
| 30.06.2008 | 54,835.66 | 52,262.29 | 2,573.37 | 4.92 | 1,939.45 | 3.83 | 3,031.43 | 5.61 |
| 31.05.2008 | 57,830.21 | 55,511.65 | 2,318.56 | 4.18 | 1,769.35 | 3.28 | 2,670.49 | 4.67 |
| 30.04.2008 | 59,634.25 | 57,216.34 | 2,417.91 | 4.23 | 1,839.53 | 3.30 | 2,805.03 | 4.77 |
| 31.03.2008 | 61,123.28 | 58,536.69 | 2,586.59 | 4.42 | 1,999.39 | 3.50 | 3,000.56 | 4.99 |
| 29.02.2008 | 63,914.43 | 61,068.55 | 2,845.88 | 4.66 | 2,245.53 | 3.77 | 3,303.90 | 5.28 |
| 31.01.2008 | 64,956.74 | 61,651.48 | 3,305.26 | 5.36 | 2,708.51 | 4.50 | 3,749.25 | 5.93 |
| 31.12.2007 | 65,872.00 | 62,641.74 | 3,230.26 | 5.16 | 2,638.02 | 4.31 | 3,670.12 | 5.72 |
| 30.11.2007 | 66,808.94 | 63,616.70 | 3,192.24 | 5.02 | 2,590.11 | 4.17 | 3,659.73 | 5.61 |
| 31.10.2007 | 66,969.22 | 64,113.48 | 2,855.74 | 4.45 | 2,296.92 | 3.67 | 3,279.61 | 4.99 |
| 30.09.2007 | 67,654.23 | 64,151.12 | 3,503.11 | 5.46 | 2,964.39 | 4.74 | 3,966.92 | 6.03 |
| 31.08.2007 | 68,807.74 | 65,364.84 | 3,442.90 | 5.27 | 2,970.09 | 4.66 | 3,763.91 | 5.61 |
| 31.07.2007 | 68,776.54 | 65,138.57 | 3,637.97 | 5.58 | 3,167.10 | 4.99 | 4,065.11 | 6.08 |
| 30.06.2007 | 72,309.82 | 68,660.80 | 3,649.02 | 5.31 | 3,060.67 | 4.57 | 4,250.65 | 6.04 |
| 31.05.2007 | 74,202.07 | 70,467.98 | 3,734.09 | 5.30 | 3,130.11 | 4.55 | 4,378.30 | 6.06 |

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## Public-sector loans

Breakdown of cover pool
Surplus cover

**all amounts in Euro m**

| Date | Public-sector *Pfandbriefe* outstanding | Cover | Surplus cover | in % | Bonds and loans not yet serving as cover * | in % | Total in % |
|---|---|---|---|---|---|---|---|
| 30/06/2008 | 54,210.72 | 56,099.99 | 1,889.27 | 3.50 | 45.60 | 0.10 | 3.60 |
| 31/05/2008 | 57,164.43 | 58,644.13 | 1,479.70 | 2.60 | 45.70 | 0.10 | 2.70 |
| 30/04/2008 | 58,455.94 | 60,029.17 | 1,573.23 | 2.70 | 47.30 | 0.10 | 2.80 |
| 31/03/2008 | 59,445.08 | 61,072.02 | 1,626.94 | 2.70 | 49.70 | 0.10 | 2.80 |
| 29/02/2008 | 61,715.30 | 63,534.67 | 1,819.37 | 2.90 | 53.90 | 0.10 | 3.00 |
| 31/01/2008 | 62,382.30 | 64,521.50 | 2,139.20 | 3.40 | 80.50 | 0.10 | 3.10 |
| 31/12/2007 | 64,061.15 | 66,105.07 | 2,043.92 | 3.20 | 103.40 | 0.20 | 3.40 |
| 30/11/2007 | 64,865.76 | 66,775.63 | 1,909.87 | 2.90 | 53.90 | 0.10 | 3.00 |
| 31/10/2007 | 65,560.74 | 67,068.82 | 1,508.08 | 2.30 | 52.40 | 0.10 | 2.40 |
| 30/09/2007 | 66,230.50 | 68,340.88 | 2,110.38 | 3.20 | 57.10 | 0.10 | 3.30 |
| 31/08/2007 | 66,934.00 | 69,026.33 | 2,092.33 | 3.10 | 135.20 | 0.20 | 3.30 |
| 31/07/2007 | 67,010.28 | 69,184.24 | 2,173.96 | 3.20 | 265.30 | 0.40 | 3.60 |
| 30/06/2007 | 70,720.91 | 72,918.70 | 2,197.79 | 3.10 | 905,80 | 1.30 | 4.40 |
| 31/05/2007 | 72,307.15 | 74,433.62 | 2,126.47 | 2.90 | 423.00 | 0.6 | 3.50 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 31/03/2007 | 72,307.15 | 74,433.62 | 2,126.47 | 2.90 | 425.00 | 0.6 | 3.50 |

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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# Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch — 30.06.2008

Should the rating agencies come to different rating results, the worst rating is taken into account.

| **by rating** | **in Euro m** | **in %** |
|---|---|---|
| AAA / Aaa / AAA | 0 | 0.00 |
| AA+ / Aa1 / AA+ | 0 | 0.00 |
| AA / Aa2 / AA | 0 | 0.00 |
| AA- / Aa3 / AA- | 0 | 0.00 |
| A+ / A1 / A+ | 0 | 0.00 |
| A / A2/ A | 0 | 0.00 |
| A- / A3 / A- | 0 | 0.00 |
| BBB+ / Baa1 / BBB+ | 0 | 0.00 |
| BBB / Baa2 / BBB | 0 | 0.00 |
| Without rating * | 11 | 100.00 |
| **Total** | **11** | **100.00** |

| *** - Without rating** | **in Euro m** | **in %** |
|---|---|---|
| Public-sector banks and saving banks | 0 | 0.00 |
| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities | 11 | 0.00 |
| Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions. | 0 | 0.00 |
| Others | 0 | 0.00 |
| **Total** | **11** | **100.00** |

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## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

**Information as permitted by banking confidentiality.** **30.06.2008**

Please click on the different parts of the pie chart for further information.


Credit institutions governed by public law and savings banks
0.00%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
100%
0.00%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
0.00%
Foreign territorial authorities and institutions governed by public law
Public-sector credit institutions with special tasks (risk weighting of 0)
0.00%

| by borrowers | in Euro m | in % |
|---|---|---|
| The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder) | 0 | 0.00 |
| Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities | 11 | 100.00 |
| Public-sector credit institutions with special tasks (risk weighting of 0) | 0 | 0.00 |
| Credit institutions governed by public law and savings banks | 0 | 0.00 |

| | | |
|---|---|---|
| Credit institutions governed by public law and savings banks | 0 | 0.00 |
| Foreign territorial authorities and institutions governed by public law | 0 | 0.00 |
| **Total** | **11** | **100.00** |

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# Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

| **Information as permitted by banking confidentiality.** | **30.06.2008** |
|---|---|
| The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder) | in Euro m |
| Federal Government of Germany | 0 |
| Federal Government's Special Fund | 0 |
| Laender (individual German Federal States) | 0 |
| Total | 0 |

## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

| **Information as permitted by banking confidentiality.** | **30.06.2008** |
|---|---|
| **Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities** | **in Euro m** |
| Baden-Wuerttemberg | 2 |
| Bavaria | 0 |
| Berlin | 0 |
| Brandenburg | 0 |
| Bremen | 0 |
| Hamburg | 0 |
| Hesse | 0 |
| Lower Saxony | 0 |
| Mecklenburg-Western Pomerania | 0 |
| North Rhine-Westphalia | 9 |
| Rhineland-Palatinate | 0 |
| Saarland | 0 |
| Saxony | 0 |
| Saxony-Anhalt | 0 |
| Schleswig-Holstein | 0 |
| Thuringia | 0 |
| Total | 11 |

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# Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

| **Information as permitted by banking confidentiality.** | **30.06.2008** |
|---|---|
| Public-sector credit institutions with special tasks (risk weighting of 0) | in Euro m |
| special public sector banks ( solva 0) | 0 |
| **Total** | **0** |

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## Public-sector loans

Breakdown of new lending commitments by borrowers and regions

| | |
|---|---|
| **Information as permitted by banking confidentiality.** | **30.06.2008** |
| Credit institutions governed by public law and savings banks | in Euro m |
| Public-sector banks and Private banks/ financial institution | 0 |
| | |
| Savings banks in | in Euro m |
| Baden-Wuerttemberg | 0 |
| Bremen | 0 |
| Bavaria | 0 |
| Hamburg | 0 |
| Hesse | 0 |
| Lower Saxony | 0 |
| Mecklenburg-Western Pomerania | 0 |
| North Rhine-Westphalia | 0 |
| Rhineland-Palatinate | 0 |
| Saxony | 0 |
| Schleswig-Holstein | 0 |
| Total | **0** |

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# Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

| Information as permitted by banking confidentiality. | 30.06.2008 |
|---|---|
| **Loans within EU** | **in Euro m** |
| Public-sector banks in EU member states | 0 |
| EU member states | 0 |
| EU regional governments | 0 |
| EU member states, cities and municipalities | 0 |
| Loans guaranteed by EU member states | 0 |
| EU institutions | 0 |
| Subtotal | 0 |
| **Other Foreign Loans** | **in Euro m** |
| Public-sector banks | 0 |
| States | 0 |
| Regional governments | 0 |
| Foreign member states, cities and municipalities | 0 |
| Loans guaranteed by foreign states | 0 |
| Subtotal | 0 |
| **Total** | **0** |

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# Public-sector loans - Breakdown of new lending commitments

by countries

| | | 30.06.2008 |
|---|---|---|
| **by countries** | **in Euro m** | **in %** |
| Austria | 0 | 0.00 |
| Belgium | 0 | 0.00 |
| Canada | 0 | 0.00 |
| Cyprus | 0 | 0.00 |
| Czech Republic | 0 | 0.00 |
| Denmark | 0 | 0.00 |
| Estonia | 0 | 0.00 |
| Finland | 0 | 0.00 |
| France | 0 | 0.00 |
| Great Britain | 0 | 0.00 |
| Germany | 11 | 100.00 |
| Greece | 0 | 0.00 |
| Hungary | 0 | 0.00 |
| Iceland | 0 | 0.00 |
| Ireland | 0 | 0.00 |
| Italy | 0 | 0.00 |
| Latvia | 0 | 0.00 |
| Lithunia | 0 | 0.00 |
| Luxembourg | 0 | 0.00 |

| | | |
|---|---|---|
| Norway | 0 | 0.00 |
| Poland | 0 | 0.00 |
| Portugal | 0 | 0.00 |
| Slovak Republic | 0 | 0.00 |
| Slovenia | 0 | 0.00 |
| Spain | 0 | 0.00 |
| Sweden | 0 | 0.00 |
| Switzerland | 0 | 0.00 |
| The Netherlands | 0 | 0.00 |
| The United States | 0 | 0.00 |
| Others | 0 | 0.00 |
| **Total** | **11** | **100.00** |

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# Public-sector loans - Breakdown of new lending commitments

by risk weighting

30.06.2008

| **Risk weighting** | **in Euro m** | **in %** |
|---|---|---|
| 0% | 11 | 100.00 |
| 10% | 0 | 0.00 |
| 20% | 0 | 0.00 |
| **Total** | **11** | **100.00** |

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## Risk Management

Value at risk

| Date | Utilization in % | Annual average utilization in % |
|---|---|---|
| 30/06/2008 | 72.1 | 52.8 |
| 31/05/2008 | 70.0 | 52.8 |
| 30/04/2008 | 65.9 | 52.8 |
| 31/03/2008 | 64.7 | 52.8 |
| 29/02/2008 | 52.2 | 52.8 |
| 31/01/2008 | 44.9 | 52.8 |
| 31/12/2007 | 33.3 | 42.6 |
| 30/11/2007 | 40.1 | 42.6 |
| 31/10/2007 | 36.3 | 42.6 |
| 30/09/2007 | 37.3 | 42.6 |
| 31/08/2007 | 40.7 | 42.6 |
| 31/07/2007 | 30.8 | 42.6 |
| 30/06/2007 | 30.9 | 42.6 |
| 31/05/2007 | 33.9 | 42.6 |



RECEIVED
2008 AUG 18 A 7:43

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## Risk Management

Worst case scenario

| Date | Utilization in % | Annual average utilization in % |
|---|---|---|
| 30/06/2008 | 45.7 | 41.4 |
| 31/05/2008 | 39.6 | 41.4 |
| 30/04/2008 | 26.3 | 41.4 |
| 31/03/2008 | 26.0 | 41.4 |
| 29/02/2008 | 29.1 | 41.4 |
| 31/01/2008 | 30.0 | 41.4 |
| 31/12/2007 | 36.9 | 45.6 |
| 30/11/2007 | 40.7 | 45.6 |
| 31/10/2007 | 38.6 | 45.6 |
| 30/09/2007 | 39.5 | 45.6 |
| 31/08/2007 | 44.3 | 45.6 |
| 31/07/2007 | 40.3 | 45.6 |
| 30/06/2007 | 42.3 | 45.6 |
| 31/05/2007 | 45.7 | 45.6 |

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# Risk Management

## Grundsatz II

*Grundsatz II* concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

| Date | Ratio | Required by law |
|---|---|---|
| 30/06/2008 | 2.45 | 1.0 |
| 31/05/2008 | 1.15 | 1.0 |
| 30/04/2008 | 1.28 | 1.0 |
| 31/03/2008 | 1.62 | 1.0 |
| 29/02/2008 | 1.14 | 1.0 |
| 31/01/2008 | 1.20 | 1.0 |
| 31/12/2007 | 1.46 | 1.0 |
| 30/11/2007 | 1.13 | 1.0 |
| 31/10/2007 | 1.88 | 1.0 |
| 30/09/2007 | 1.67 | 1.0 |
| 31/08/2007 | 1.07 | 1.0 |
| 31/07/2007 | 1.16 | 1.0 |
| 30/06/2007 | 1.03 | 1.0 |
| 31/05/2007 | 1.24 | 1.0 |

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## Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity 30.06.2008

| Rating | <= 1 year | in % | 1-5 years | in % | > 5 year | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Triple A | 111.1 | 0.40 | 1,296.6 | 1.48 | 2,399.4 | 2.79 | 3,807.1 | 1.89 |
| Double A | 8,927.6 | 32.27 | 24,857.0 | 28.43 | 25,528.7 | 29.66 | 59,313.3 | 29.48 |
| Single A | 18,625.8 | 67.33 | 61,248.7 | 70.06 | 58,116.0 | 67.51 | 137.990,5 | 68.60 |
| Triple B | 0.0 | 0.00 | 25.0 | 0.03 | 35.0 | 0.04 | 60.0 | 0.03 |
| **Total** | **27,664.5** | **100.00** | **87,427.3** | **100.00** | **86,079.1** | **100.00** | **201,170.9** | **100.00** |

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# Derivatives

## Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity

30.06.2008

| Instruments | <= 1 year | in % | >1-5 years | in % | >5 years | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Interest rate swaps | 26,203.5 | 94.72 | 82,446.3 | 94.31 | 80,903.3 | 93.99 | 189,553.1 | 94.23 |
| Swaptions | 0.0 | 0.00 | 440.6 | 0.50 | 511.5 | 0.59 | 952.1 | 0.47 |
| Other interest rate derivatives | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Currency swaps | 1,461.0 | 5.28 | 4,540.4 | 5.19 | 4,664.3 | 5.42 | 10,665.7 | 5.30. |
| Credit default swaps | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| **Total** | **27,664.5** | **100.00** | **87,427.3** | **100.00** | **86,079.1** | **100.00** | **201,170.9** | **100.00** |

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# Investor Relations

Ratings and Analyses (as of: February 14, 2008)

| Ratings | S & P | Moody's | Fitch Ratings |
|---|---|---|---|
| *Pfandbriefe* | | | |
| - public-sector | AAA | Aaa | AAA |
| - mortgage | not rated | Aaa | AAA |
| Long-term counterparty rating | A (outlook stable) | A1 (outlook stable) | A (outlook stable) |
| Short-term counterparty rating | A-1 | P-1 | F1 |
| Notes issued under the Debt Issuance Program | | | |
| - Senior Unsecured Debt | A | A1 | not rated |
| - Subordinated Debt | A- | A2 | not rated |
| Commercial Paper Program | A-1 | P-1 | not rated |
| Financial Strength | not rated | C- | C |

**Rating Reports**

- ▷ Standard & Poor's — Bank Credit Report as of June 13, 2007
- ▷ Moody's
- ▷ Fitch Ratings — Credit Update as of November 06, 2007

(Acrobat Reader required. Download Acrobat Reader ®)

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# Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;

new issues and increases are to be marked to the market at all times;

as a rule, increases are to be launched by the laid down minimum number of market makers.

The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

**Published on our Credit Research sites**

CREDIT RESEARCH
Last update: Jun 2008
**» overview**

SEC 28 PfandBG
Last update: Jun 2008
**» Sec. 28 (1) (1-3) PfandBG**
**» Sec. 28 (2) (1a) PfandBG**
**» Sec. 28 (2) (1b,c) PfandBG**
**» Sec. 28 (2) (2) PfandBG**
**» Sec. 28 (3) (1) PfandBG**
**» Sec. 28 (3) (2) PfandBG**
**» Archive**

BONDS & NOTES
**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**

| | |
|---|---|
| New public-sector lending commitments | X |
| New mortgage lending commitments | X |
| Public-sector cover pool | X |
| Mortgage cover pool | X |
| Derivatives | X |
| Derivatives serving as cover | X |
| Cover pools at market value / development and stress scenarios | X |

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

## Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 30.06.2008

Should the rating agencies come to different rating results, the worst rating is taken into account.

| **by rating** | **in Euro m** | **in %** |
|---|---|---|
| AAA / Aaa / AAA | 0 | 0.00 |
| AA+ / Aa1 / AA+ | 0 | 0.00 |
| AA / Aa2 / AA | 27 | 3.04 |
| AA- / Aa3 / AA- | 40 | 4.51 |
| A+ / A1 / A+ | 97 | 10.94 |
| A / A2 / A | 443 | 49.94 |
| A- / A3 / A- | 254 | 28.64 |
| BBB+ / Baa1 / BBB+ | 15 | 1.69 |
| BBB / Baa2 / BBB | 0 | 0.00 |
| BBB- /Baa3 /BBB- | 0 | 0.00 |
| BB+ / Ba1 / BB+ | 0 | 0.00 |
| BB- / Ba3 /BB- | 0 | 0.00 |
| Without rating * | 11 | 1.24 |
| **Total** | **887** | **100.00** |

* - Without rating

| | **in Euro m** | **in %** |
|---|---|---|
| National credit institutions | 0 | 0.00 |
| International credit institutions | 0 | 0.00 |
| Other (e.g. financial institutions) | 11 | 1.24 |

| | | |
|---|---|---|
| Other (e.g. financial institutions) | [illegible] | [illegible] |
| **Total** | **11** | **1.24** |

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## Breakdown of non-cover assets

by borrowers

| | 30.06.2008 | |
|---|---|---|
| **by borrowers** | **in Euro m** | **in %** |
| National credit institutions | 0 | 0.00 |
| Foreign Governments and municipalities | 32 | 3.61 |
| International credit institutions | 207 | 23.34 |
| Other foreign financial institutions (guaranteed by national or international credit institutions) | 559 | 63.02 |
| Others | 89 | 10.03 |
| **Total** | **887** | **100.00** |

## Breakdown of non-cover assets

by countries

| | | 30.06.2008 |
|---|---|---|
| **by countries** | **in Euro m** | **in %** |
| Germany | 0 | 0.00 |
| EU member states without Germany | | |
| The Netherlands | 25 | 2.82 |
| France | 0 | 0.00 |
| Denmark | 0 | 0.00 |
| Austria | 0 | 0.00 |
| Belgium | 0 | 0.00 |
| Great Britain | 114 | 12.85 |
| Ireland | 153 | 17.25 |
| Italy | 0 | 0.00 |
| Spain | 137 | 15.45 |
| Finland | 0 | 0.00 |
| Sweden | 0 | 0.00 |
| Estonia | 0 | 0.00 |
| Hungary | 0 | 0.00 |
| **Total EU without Germany** | **429** | **48.37** |
| Non EU member states in Western Europe | 11 | 1.24 |
| Others | 447 | 50.39 |

| | | |
|---|---|---|
| **Total** | **887** | **100.00** |

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## Breakdown of non-cover assets

by risk weighting

| Risk weighting | in Euro m | 30.06.2008 in % |
|---|---|---|
| 0% | 17 | 1.92 |
| 10% | 0 | 0.00 |
| 20% | 756 | 85.23 |
| 100% | 114 | 12.85 |
| **Total** | **887** | **100.00** |

# Non-cover loans - Breakdown of new lending commitments

by rating

**S & P/Moody's/Fitch**

Should the rating agencies come to different rating results, the worst rating is taken into account.

| | | 30.06.2008 |
|---|---|---|
| **by rating** | **in Euro m** | **in %** |
| AAA / Aaa / AAA | 0 | 0.00 |
| AA+ / Aa1 / AA+ | 0 | 0.00 |
| AA / Aa2 / AA | 0 | 0.00 |
| AA- / Aa3 / AA- | 0 | 0.00 |
| A+ / A1 / A+ | 0 | 0.00 |
| A / A2 / A | 0 | 0.00 |
| A- / A3 / A- | 0 | 0.00 |
| BBB+/Baa1/BBB+ | 0 | 0.00 |
| BBB / Baa2 / BBB | 0 | 0.00 |
| Without Rating | 0 | 0.00 |
| **Total** | **0** | **0.00** |

* - Without rating

| | **in Euro m** | **in %** |
|---|---|---|
| National credit institutions | 0 | 0.00 |
| International credit institutions | 0 | 0.00 |
| Other (e.g. financial institutions) | 0 | 0.00 |
| **Total** | **0** | **0.00** |

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# Non-cover loans - Breakdown of new lending commitments

by borrowers

| | 30.06.2008 | |
|---|---|---|
| **by borrowers** | **in Euro m** | **in %** |
| National credit institutions | 0 | 0.00 |
| Foreign Governments and municipalities | 0 | 0.00 |
| International credit institutions | 0 | 0.00 |
| Other foreign financial institutions (guaranteed by national or international credit institutions) | 0 | 0.00 |
| Others | 0 | 0.00 |
| **Total** | **0** | **0.00** |

# Non-cover loans - Breakdown of new lending commitments

by countries

| | | 30.06.2008 |
|---|---|---|
| **by countries** | **in Euro m** | **in %** |
| Germany | 0 | 0.00 |
| EU member states without Germany | | |
| The Netherlands | 0 | 0.00 |
| Belgium | 0 | 0.00 |
| France | 0 | 0.00 |
| Austria | 0 | 0.00 |
| Denmark | 0 | 0.00 |
| Great Britain | 0 | 0.00 |
| Ireland | 0 | 0.00 |
| Italy | 0 | 0.00 |
| Spain | 0 | 0.00 |
| Finland | 0 | 0.00 |
| Sweden | 0 | 0.00 |
| Estonia | 0 | 0.00 |
| Hungary | 0 | 0.00 |
| **Total EU without Germany** | **0** | **0.00** |
| Non EU member states in Western Europe | 0 | 0.00 |
| Others | 0 | 0.00 |
| **Total** | **0** | **0.00** |

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# Non-cover loans - Breakdown of new lending commitments

by risk weighting

30.06.2008

| Risk weighting | in Euro m | in % |
|---|---|---|
| 0% | 0 | 0.00 |
| 10% | 0 | 0.00 |
| 20% | 0 | 0.00 |
| 100% | 0 | 0.00 |
| **Total** | **0** | **0.00** |

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## Breakdown of mortgage portfolio

by type of property, region and LTV

Commercial Properties in Euro m 30.06.2008

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | Foreign countries | 588.4 | 33.5 | 191.5 | 21.4 | 176.5 | 47.2 | 51.8 | 28.9 | 45.0 | 25.4 | 861.7 | 35.7 |
| | West ** | 450.6 | 25.6 | 324.6 | 36.3 | 50.7 | 13.6 | 15.9 | 15.7 | 49.0 | 27.6 | 566.2 | 23.5 |
| | East *** | 6.7 | 0.4 | 4.9 | 0.5 | 0.6 | 0.2 | 0.2 | 0.2 | 0.0 | 0.0 | 7.5 | 0.3 |
| Building sites | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 0.8 | 0.0 | 0.0 | 0.0 | 0.1 | 0.0 | 0.0 | 0.0 | 1.1 | 0.6 | 2.0 | 0.1 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Factory buildings | Foreign countries | 9.6 | 0.5 | 0.0 | 0.0 | 3.2 | 0.9 | 1.6 | 1.6 | 4.8 | 2.7 | 19.2 | 0.8 |
| | West ** | 47.8 | 2.7 | 27.5 | 3.1 | 7.3 | 2.0 | 2.4 | 2.4 | 7.4 | 4.2 | 64.9 | 2.7 |
| | East *** | 1.6 | 0.1 | 1.6 | 0.2 | 0.5 | 0.1 | 0.1 | 0.1 | 0.0 | 0.0 | 2.2 | 0.1 |
| Shops | Foreign countries | 79.2 | 4.5 | 0.0 | 0.0 | 41.6 | 11.1 | 11.3 | 11.1 | 31.7 | 17.9 | 163.8 | 6.8 |
| | West ** | 304.2 | 17.3 | 178.7 | 20.0 | 36.1 | 9.7 | 3.7 | 3.6 | 3.1 | 1.7 | 347.1 | 14.4 |
| | East *** | 55.6 | 3.2 | 37.3 | 4.2 | 16.2 | 4.3 | 5.1 | 5.0 | 3.9 | 2.2 | 80.8 | 3.4 |
| Hotels and restaurants | Foreign countries | 20.6 | 1.2 | 19.0 | 2.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 20.6 | 0.9 |
| | West ** | 16.0 | 0.9 | 2.6 | 0.3 | 6.8 | 1.8 | 2.2 | 2.2 | 8.9 | 5.0 | 33.9 | 1.4 |
| | East *** | 19.6 | 1.1 | 7.0 | 0.8 | 6.1 | 1.6 | 2.2 | 2.2 | 18.0 | 10.2 | 45.9 | 1.9 |
| Other non-residential properties | Foreign countries | 0.7 | 0.0 | 0.0 | 0.0 | 0.2 | 0.1 | 0.2 | 0.2 | 0.4 | 0.2 | 1.5 | 0.1 |
| | West ** | 91.7 | 5.2 | 66.6 | 7.4 | 17.7 | 4.7 | 3.6 | 3.6 | 2.4 | 1.4 | 115.4 | 4.8 |
| | East *** | 11.2 | 0.6 | 10.9 | 1.2 | 3.4 | 0.9 | 0.7 | 0.7 | 0.0 | 0.0 | 15.3 | 0.6 |
| Ware-houses and | Foreign countries | 17.5 | 1.0 | 0.0 | 0.0 | 4.2 | 1.1 | 0.0 | 0.0 | 0.0 | 0.0 | 21.7 | 0.9 |

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ...houses and exhibition buildings | West ** | 36.7 | 2.1 | 22.1 | 2.5 | 2.7 | 0.7 | 0.4 | 0.4 | 1.6 | 0.9 | 41.4 | 1.7 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total commercial properties | Foreign countries | 716.0 | 40.7 | 210.5 | 23.5 | 225.7 | 60.3 | 64.9 | 64.0 | 81.9 | 46.1 | 1,088.5 | 45.1 |
| | West ** | 947.8 | 53.9 | 622.1 | 69.6 | 121.4 | 32.5 | 28.2 | 27.8 | 73.5 | 41.5 | 1,170.9 | 48.6 |
| | East *** | 94.7 | 5.4 | 61.7 | 6.9 | 26.8 | 7.2 | 8.3 | 8.2 | 21.9 | 12.4 | 151.7 | 6.3 |
| | **Total** | **1,758.5** | **100.0** | **894.3** | **100.0** | **373.9** | **100.0** | **101.4** | **100.0** | **177.3** | **100.0** | **2,411.1** | **100.0** |

Residential Properties in Euro m

| **Purpose of property** | **Country*** | **LTV up to 60%** | **in %** | **of which used as cover** | **in %** | **LTV 61-80 %** | **in %** | **LTV 81-90 %** | **in %** | **LTV >90 %** | **in %** | **Total** | **in %** |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Owned houses | Foreign countries | 4.0 | 0.1 | 0.0 | 0.0 | 0.3 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 4.3 | 0.1 |
| | West ** | 3,452.1 | 61.9 | 2,672.6 | 62.8 | 138.7 | 48.6 | 6.1 | 26.9 | 3.9 | 12.7 | 3,600.8 | 60.8 |
| | East *** | 467.0 | 8.4 | 344.5 | 8.1 | 26.4 | 9.2 | 1.5 | 6.6 | 0.9 | 2.9 | 495.8 | 8.4 |
| Owned flats | Foreign countries | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.0 |
| | West ** | 958.0 | 17.2 | 765.2 | 18.0 | 45.0 | 15.8 | 2.8 | 12.3 | 1.7 | 5.6 | 1,007.5 | 17.0 |
| | East *** | 47.3 | 0.8 | 36.6 | 0.9 | 2.0 | 0.7 | 0.2 | 0.9 | 0.2 | 0.7 | 49.7 | 0.8 |
| Residen-tial con-struction for letting purposes | Foreign countries | 24.1 | 0.4 | 24.0 | 0.6 | 7.8 | 2.7 | 0.3 | 1.3 | 0.0 | 0.0 | 32.2 | 0.5 |
| | West ** | 538.7 | 9.7 | 367.4 | 8.6 | 59.7 | 20.9 | 9.9 | 43.6 | 17.3 | 56.5 | 625.6 | 10.6 |
| | East *** | 88.2 | 1.6 | 43.4 | 1.0 | 5.7 | 2.0 | 1.9 | 8.4 | 6.6 | 21.6 | 102.4 | 1.7 |
| Total residential properties | Foreign countries | 28.3 | 0.5 | 24.0 | 0.6 | 8.1 | 2.8 | 0.3 | 1.3 | 0.0 | 0.0 | 36.7 | 0.6 |
| | West ** | 4,948.8 | 88.7 | 3,805.2 | 89.4 | 243.4 | 85.3 | 18.8 | 82.8 | 22.9 | 74.8 | 5,233.9 | 88.5 |
| | East *** | 602.5 | 10.8 | 424.5 | 10.0 | 34.1 | 11.9 | 3.6 | 15.9 | 7.7 | 25.2 | 647.9 | 10.9 |
| | **Total** | **5,579.6** | **100.0** | **4,253.7** | **100.0** | **285.6** | **100.0** | **22.7** | **100.0** | **30.6** | **100.0** | **5,918.5** | **100.0** |

| **Total mortgage loans** | **Country*** | **LTV up to 60%** | **in %** | **of which used as cover** | **in %** | **LTV 61-80 %** | **in %** | **LTV 81-90 %** | **in %** | **LTV >90 %** | **in %** | **Total** | **in %** |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Foreign countries | 744.3 | 66.1 | 234.5 | 4.6 | 233.8 | 20.8 | 65.2 | 5.8 | 81.9 | 7.3 | 1,125.2 | 13.5 |
| | West ** | 5,896.6 | 92.1 | 4,427.3 | 86.0 | 364.8 | 5.7 | 47.0 | 0.7 | 69.4 | 1.5 | 6,404.8 | 76.9 |
| | East *** | 697.2 | 87.2 | 486.2 | 9.4 | 60.9 | 7.6 | 11.9 | 1.5 | 29.6 | 3.7 | 799.6 | 9.6 |
| | **Total** | **7,338.1** | **88.1** | **5,148.0** | **100.0** | **659.5** | **7.9** | **124.1** | **1.5** | **207.9** | **2.5** | **8,329.6** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

# Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.06.2008

| Purpose of property | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | United States | 10.1 | 0.0 | 49.0 | 12.3 | 14.8 | 86.2 | 7.9 |
| | Belgium | 8.0 | 0.0 | 2.7 | 1.3 | 0.8 | 12.8 | 1.2 |
| | England | 152.4 | 60.9 | 37.2 | 16.2 | 21.6 | 227.4 | 21.0 |
| | France | 62.4 | 0.1 | 6.6 | 0.9 | 1.3 | 71.2 | 6.5 |
| | Canada | 18.3 | 0.0 | 6.1 | 3.0 | 3.0 | 30.4 | 2.8 |
| | The Netherlands | 113.4 | 40.1 | 21.3 | 0.0 | 0.0 | 134.7 | 12.4 |
| | Poland | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | Switzerland | 108.7 | 90.4 | 36.2 | 18.1 | 3.5 | 166.5 | 15.3 |
| | Spain | 63.9 | 0.0 | 14.6 | 0.0 | 0.0 | 78.5 | 7.2 |
| | Austria | 51.2 | 0.0 | 2.8 | 0.0 | 0.0 | 54.0 | 5.0 |
| Factory buildings | Czech Republik | 9.6 | 0.0 | 3.2 | 1.6 | 4.8 | 19.2 | 1.8 |
| Shops | United States | 4.5 | 0.0 | 22.4 | 7.5 | 2.8 | 37.2 | 3.4 |
| | England | 51.7 | 0.0 | 11.5 | 0.0 | 21.6 | 84.8 | 7.8 |
| | Poland | 23.0 | 0.0 | 7.7 | 3.8 | 7.3 | 41.8 | 3.8 |
| Hotels and restaurants | France | 19.0 | 19.0 | 0.0 | 0.0 | 0.0 | 19.0 | 1.7 |
| | Spain | 1.6 | 0.0 | 0.0 | 0.0 | 0.0 | 1.6 | 0.1 |
| other nonresidential properties | England | 0.7 | 0.0 | 0.2 | 0.2 | 0.4 | 1.5 | 0.1 |
| Warehouse and exhibition buildings | France | 17.5 | 0.0 | 4.2 | 0.0 | 0.0 | 21.7 | 2.0 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Warehouses and exhibition buildings | France | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Total commercial properties | United States | 14.6 | 0.0 | 71.4 | 19.8 | 17.6 | 123.4 | 11.3 |
| | Belgium | 8.0 | 0.0 | 2.7 | 1.3 | 0.8 | 12.8 | 1.2 |
| | England | 204.8 | 60.9 | 48.9 | 16.4 | 43.6 | 313.7 | 28.7 |
| | France | 98.9 | 19.1 | 10.8 | 0.9 | 1.3 | 111.9 | 10.3 |
| | Canada | 18.3 | 0.0 | 6.1 | 3.0 | 3.0 | 30.4 | 2.8 |
| | Czech Republik | 9.6 | 0.0 | 3.2 | 1.6 | 4.8 | 19.2 | 1.8 |
| | The Netherlands | 113.4 | 40.1 | 21.3 | 0.0 | 0.0 | 134.7 | 12.4 |
| | Poland | 23.0 | 0.0 | 7.7 | 3.8 | 7.3 | 41.8 | 3.8 |
| | Switzerland | 108.7 | 90.4 | 36.2 | 18.1 | 3.5 | 166.5 | 15.3 |
| | Spain | 65.5 | 0.0 | 14.6 | 0.0 | 0.0 | 80.1 | 7.4 |
| | Austria | 51.2 | 0.0 | 2.8 | 0.0 | 0.0 | 54.0 | 5.0 |
| | **Total** | **716.0** | **210.5** | **225.7** | **64.9** | **81.9** | **1,088.5** | **100.0** |

Total in Euro m 30.06.2008

| **Purpose of property** | **Country*** | **LTV up to 60%** | **of which used as cover** | **LTV 61-80%** | **LTV 81-90%** | **LTV >90%** | **Total** | **in %** |
|---|---|---|---|---|---|---|---|---|
| owned flats | France | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.5 |
| owned houses | Austria | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.5 |
| | France | 3.8 | 0.0 | 0.3 | 0.0 | 0.0 | 4.1 | 11.2 |
| Residential construction for letting purposes | United States | 23.6 | 23.5 | 7.8 | 0.3 | 0.0 | 31.7 | 86.4 |
| | Belgium | 0.5 | 0.5 | 0.0 | 0.0 | 0.0 | 0.5 | 1.4 |
| Total residential properties | Austria | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.5 |
| | United States | 23.6 | 23.5 | 7.8 | 0.3 | 0.0 | 31.7 | 86.4 |
| | Belgium | 0.5 | 0.5 | 0.0 | 0.0 | 0.0 | 0.5 | 1.4 |
| | France | 4.0 | 0.0 | 0.3 | 0.0 | 0.0 | 4.3 | 11.7 |
| | **Total** | **28.3** | **24.0** | **8.1** | **0.3** | **0.0** | **36.7** | **100.0** |

Total in Euro m 30.06.2008

| **Mortgage loans** | **Country*** | **LTV up to 60%** | **of which used as cover** | **LTV 61-80%** | **LTV 81-90%** | **LTV >90%** | **Total** | **in %** |
|---|---|---|---|---|---|---|---|---|

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Austria | 51.4 | 0.0 | 2.8 | 0.0 | 0.0 | 54.2 | 4.8 |
| United States | 38.2 | 23.5 | 79.2 | 20.1 | 17.6 | 155.1 | 13.8 |
| Belgium | 8.5 | 0.5 | 2.7 | 1.3 | 0.8 | 13.3 | 1.2 |
| England | 204.8 | 60.9 | 48.9 | 16.4 | 43.6 | 313.7 | 27.9 |
| France | 102.9 | 19.1 | 11.1 | 0.9 | 1.3 | 116.2 | 10.3 |
| Canada | 18.3 | 0.0 | 6.1 | 3.0 | 3.0 | 30.4 | 2.7 |
| Czech Republik | 9.6 | 0.0 | 3.2 | 1.6 | 4.8 | 19.2 | 1.7 |
| The Netherlands | 113.4 | 40.1 | 21.3 | 0.0 | 0.0 | 134.7 | 12.0 |
| Poland | 23.0 | 0.0 | 7.7 | 3.8 | 7.3 | 41.8 | 3.7 |
| Switzerland | 108.7 | 90.4 | 36.2 | 18.1 | 3.5 | 166.5 | 14.8 |
| Spain | 65.5 | 0.0 | 14.6 | 0.0 | 0.0 | 80.1 | 7.1 |
| **Total** | **744.3** | **234.5** | **233.8** | **65.2** | **81.9** | **1,125.2** | **100.0** |

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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## Mortgage loans - Cover pool at market value

Development / Stress scenario

| | | | | | Market value (dynamic approach) | | Market value (dynamic approach) | |
|---|---|---|---|---|---|---|---|---|
| Date | Market value (cover pool) | Market value (mortgage Pfandbriefe) | Market value surplus cover in € m | Surplus cover in % | Surplus cover in € m in the case of rising yields | Surplus cover in % in the case of rising yields | Surplus cover in € m in the case of falling yields | Surplus cover in % in the case of falling yields |
| 30.06.2008 | 5,728.05 | 4,945.84 | 782.21 | 15.82 | 714.43 | 15.17 | 794.24 | 15.26 |
| 31.05.2008 | 5,579.16 | 4,798.25 | 780.91 | 16.27 | 680.19 | 14.83 | 832.35 | 16.55 |
| 30.04.2008 | 5,621.44 | 5,115.84 | 505.60 | 9.88 | 412.89 | 8.41 | 548.36 | 10.27 |
| 31.03.2008 | 5,673.80 | 5,183.31 | 490.49 | 9.46 | 407.32 | 8.18 | 525.29 | 9.71 |
| 29.02.2008 | 5,762.23 | 5,221.59 | 540.64 | 10.35 | 461.60 | 9.20 | 573.24 | 10.53 |
| 31.01.2008 | 5,713.55 | 5,149.19 | 564.36 | 10.96 | 487.03 | 9.85 | 595.97 | 11.10 |
| 31.12.2007 | 5,620.07 | 5,037.84 | 582.23 | 11.56 | 483.84 | 10.00 | 641.66 | 12.21 |
| 30.11.2007 | 6,088.40 | 5,347.56 | 740.84 | 13.85 | 584.40 | 11.36 | 874.42 | 15.71 |
| 31.10.2007 | 5,997.22 | 5,281.79 | 715.43 | 13.55 | 550.88 | 10.84 | 848.21 | 15.42 |
| 30.09.2007 | 5,995.52 | 5,606.67 | 388.85 | 6.94 | 235.68 | 4.36 | 520.81 | 8.94 |
| 31.08.2007 | 5,456.88 | 4,994.22 | 462.66 | 9.26 | 363.73 | 7.59 | 529.52 | 10.16 |
| 31.07.2007 | 5,262.30 | 4,547.19 | 715.11 | 15.73 | 598.24 | 13.67 | 806.13 | 17.03 |
| 30.06.2007 | 5,197.31 | 4,478.03 | 719.28 | 16.06 | 590.80 | 13.67 | 822.30 | 17.70 |
| 31.05.2007 | 4,883.93 | 4,492.26 | 391.67 | 8.72 | 294.20 | 6.80 | 447.09 | 9.58 |

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## Mortgage loans

Breakdown of cover pool
Surplus cover

**all amounts in Euro m**

| **Date** | **Mortgage *Pfandbriefe* outstanding** | **cover** | **Surplus cover** | **in %** | **Not yet serving as cover** |
|---|---|---|---|---|---|
| 30/06/2008 | 5,144.27 | 5,734.18 | 589.91 | 11.47 | 2,075.99 |
| 31/05/2008 | 4,944.45 | 5,638.92 | 694.48 | 14.05 | 2,149.69 |
| 30/04/2008 | 5,200.90 | 5,647.01 | 483.02 | 9.29 | 2,111.19 |
| 31/03/2008 | 5,220.86 | 5,665.37 | 444.51 | 8.51 | 2,153.75 |
| 29/02/2008 | 5,232.47 | 5,699.71 | 467.24 | 8.93 | 2,157.85 |
| 31/01/2008 | 5,171.40 | 5,651.70 | 480.30 | 9.29 | 2,223.45 |
| 31/12/2007 | 5,143.38 | 5,626.93 | 483.55 | 9.40 | 2,261.46 |
| 30/11/2007 | 5,422.29 | 6,067.56 | 645.27 | 11.90 | 2,302.44 |
| 31/10/2007 | 5,372.25 | 6,013.37 | 641.12 | 11.93 | 2,257.64 |
| 30/09/2007 | 5,709.72 | 6,034.87 | 325.15 | 5.69 | 2,227.11 |
| 31/08/2007 | 5,092.59 | 5,423.03 | 330.44 | 6.49 | 2,648.08 |
| 31/07/2007 | 4,667.55 | 5,245.28 | 577.73 | 12.38 | 2,930.82 |
| 30/06/2007 | 4,617.00 | 5,203.27 | 586.27 | 12.70 | 2,927.04 |
| 31/05/2007 | 4,607.48 | 4,812.40 | 204.92 | 4.45 | 2,901.46 |

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

## Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

| Date | in % |
|---|---|
| 30/06/2008 | 13.33 |
| 31/05/2008 | 13.60 |
| 30/04/2008 | 13.50 |
| 31/03/2008 | 13.49 |
| 29/02/2008 | 13.53 |
| 31/01/2008 | 13.69 |
| 31/12/2007 | 13.83 |
| 30/11/2007 | 13.87 |
| 31/10/2007 | 13.92 |
| 30/09/2007 | 13.90 |
| 31/08/2007 | 13.98 |
| 31/07/2007 | 13.50 |
| 30/06/2007 | 13.46 |
| 31/05/2007 | 13.49 |

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## Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 30.06.2008

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Office and admini-strative buildings | Foreign countries | 48.0 | 93.4 | 0.0 | 0.0 | 6.4 | 100.0 | 0.0 | 0.0 | 0.0 | 0.0 | 54.4 | 94.1 |
| | West ** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Building sites | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Factory buildings | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Shops | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Hotels and restaurants | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Other non-residential properties | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Ware- | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Ware-houses and exhibition buildings | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 3.4 | 6.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 3.4 | 5.9 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total commercial properties | Foreign countries | 48.0 | 93.4 | 0.0 | 0.0 | 6.4 | 100.0 | 0.0 | 0.0 | 0.0 | 0.0 | 54.4 | 94.1 |
| | West ** | 3.4 | 6.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 3.4 | 5.9 |
| | East *** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | **Total** | **51.4** | **100.0** | **0.0** | **0.0** | **6.4** | **100.0** | **0.0** | **0.0** | **0.0** | **0.0** | **57.8** | **100.0** |

Residential Properties in Euro m

| **Purpose of property** | **Country*** | **LTV up to 60%** | **in %** | **of which used as cover** | **in %** | **LTV 61-80 %** | **in %** | **LTV 81-90 %** | **in %** | **LTV >90 %** | **in %** | **Total** | **in %** |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Owned houses | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 4.1 | 9.0 | 0.0 | 0.0 | 0.9 | 6.3 | 0.2 | 5.7 | 0.1 | 50.0 | 5.3 | 8.3 |
| | East *** | 0.9 | 2.0 | 0.0 | 0.0 | 0.1 | 0.7 | 0.0 | 0.0 | 0.0 | 0.0 | 1.0 | 1.6 |
| Owned flats | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 2.1 | 4.6 | 0.0 | 0.0 | 0.5 | 3.5 | 0.1 | 2.9 | 0.1 | 50.0 | 2.8 | 4.4 |
| | East *** | 0.2 | 0.4 | 0.0 | 0.0 | 0.1 | 0.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.5 |
| Residen-tial con-struction for letting purposes | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 37.2 | 81.4 | 0.0 | 0.0 | 12.7 | 88.8 | 3.2 | 91.4 | 0.0 | 0.0 | 53.1 | 83.4 |
| | East *** | 1.2 | 2.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1.2 | 1.9 |
| Total residential properties | Foreign countries | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | West ** | 43.4 | 95.0 | 0.0 | 0.0 | 14.1 | 98.6 | 3.5 | 100.0 | 0.2 | 100.0 | 61.2 | 96.1 |
| | East *** | 2.3 | 5.0 | 0.0 | 0.0 | 0.2 | 1.4 | 0.0 | 0.0 | 0.0 | 0.0 | 2.5 | 3.9 |
| | **Total** | **45.7** | **100.0** | **0.0** | **0.0** | **14.3** | **100.0** | **3.5** | **100.0** | **0.2** | **100.0** | **63.7** | **100.0** |

| **Total mortgage loans** | **Country*** | **LTV up to 60%** | **in %** | **of which used as cover** | **in %** | **LTV 61-80 %** | **in %** | **LTV 81-90 %** | **in %** | **LTV >90 %** | **in %** | **Total** | **in %** |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Foreign countries | 48.0 | 88.2 | 0.0 | 0.0 | 6.4 | 11.8 | 0.0 | 0.0 | 0.0 | 0.0 | 54.4 | 44.9 |
| | West ** | 46.8 | 72.5 | 0.0 | 0.0 | 14.1 | 21.8 | 3.5 | 5.4 | 0.2 | 0.3 | 64.6 | 53.2 |
| | East *** | 2.3 | 92.0 | 0.0 | 0.0 | 0.2 | 8.0 | 0.0 | 0.0 | 0.0 | 0.0 | 2.5 | 2.1 |
| | **Total** | **97.1** | **79.9** | **0.0** | **0.0** | **20.7** | **17.0** | **3.5** | **2.9** | **0.2** | **0.2** | **121.5** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin

** - West German Federal States including Berlin
*** - East German Federal States

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# Mortgage loans

*Breakdown of new lending commitments*
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.06.2008

| Mortgage loans | Country* | LTV up to 60% | of which used as cover | LTV 61-80 % | LTV 81-90 % | LTV >90 % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | The Netherlands | 48.0 | 0.0 | 6.4 | 0.0 | 0.0 | 54.4 | 100.0 |
| Total commercial properties | The Netherlands | 48.0 | 0.0 | 6.4 | 0.0 | 0.0 | 54.4 | 100.0 |
| | **Total** | **48.0** | **0.0** | **6.4** | **0.0** | **0.0** | **54.4** | **100.0** |

Residential Properties in Euro m 30.06.2008

| Purpose of property | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| owned houses | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Residential construction for letting purposes | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total residential properties | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| | **Total** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** |

Total in Euro m 30.06.2008

| Mortgage loans | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| | The Netherlands | 48.0 | 0.0 | 6.4 | 0.0 | 0.0 | 54.4 | 100.0 |
| | **Total** | **48.0** | **0.0** | **6.4** | **0.0** | **0.0** | **54.4** | **100.0** |

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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# Info Pool/ Press

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This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download.

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## Downloads

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Disclaimer

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**Legal Information**
The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

**No advice**
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

**Use of our web site**
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**Privacy statement**
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responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

**How will personal data and information received from you be used?**
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.
- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.
- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
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  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
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**Who will process and have access to the personal data and information received from you?**
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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# Info Pool

## Press

▷ Press Release of Hypothekenbank in Essen AG as of November 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of September 30, 2007"

▷ Press Release of Hypothekenbank in Essen AG as of August 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of June 30, 2007"

▷ Press Release of Hypothekenbank in Essen AG as of June 20, 2007 "Interest Rate Experts Meet at Essen Hyp: "ECB rate hikes in September are as good as done""

▷ Press Release of Hypothekenbank in Essen AG as of May 14, 2007 "Essen Hyp: Upgrade by Moody's"

▷ Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts

▷ Press Release of Hypothekenbank in Essen AG as of March 21, 2007 on the changes within the Board of Managing Directors

▷ Press Release of Hypothekenbank in Essen AG as of March 19, 2007 "MIPIM 2007 - A Great Success For Essen Hyp"

▷ Press Release of Hypothekenbank in Essen AG as of March 01, 2007 "Essen Hyp at the MIPIM in Cannes"

▷ Press Release of Hypothekenbank in Essen AG as of February 12, 2007 "First Benchmark Issue in 2007"

▷ Press Release of Hypothekenbank in Essen AG as of January 24, 2007 "20 years of Essen Hyp"

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# Bonds & Notes

The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of German Pfandbrief Banks.

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# Bonds & Notes

## Our Treasury Department

**Head of Capital Markets**
- Jens Remmers Head of Capital Markets

**Heads of Treasury Department**
- Günter Pless Head of Treasury
- Heidi Riedel Deputy Head of Treasury

**Capital Markets**
- Elvira Stirnberg-Graumann
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**Money Markets**
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**Derivatives**
- Heiko Siede
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## Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 17.06.2008

| | Increases | | | | | | | Ratings | |
|---|---|---|---|---|---|---|---|---|---|
| Security no | by | on | Issuing volume in € | Coupon | Maturity | Issue Date | Market makers | S&P/ Moody's | Fitch |
| 257 414 | | | 767 | 4,750 | 11/08/08 | 04/08/98 | 1/4/11/13/14/20 | AAA/Aaa | AAA |
| 169 713 | 750 | 07/06 | 2,950 | 3,500 | 26/09/08 | 17/09/03 | 1-6/13-15/18/25/26 | AAA/Aaa | AAA |
| 257 424 | 500 | 07/06 | 2,500 | 4,000 | 19/01/09 | 11/01/99 | 1-3/5/6/8/10/11/14/20 | AAA/Aaa | AAA |
| HBE 0BA | | | 2,000 | 2,75 | 27/02/09 | 19/01/05 | 1-6/8/14/15/18/25/29 | AAA/Aaa | AAA |
| 257 433 | 125 | 04/07 | 2,375 | 4,250 | 06/07/09 | 11/05/99 | 1-6/10/11/23 | AAA/Aaa | AAA |
| HBE 0F1 | | | 2,500 | 3,000 | 28/09/09 | 19/01/06 | 1-6/9/11/14/18/25/27 | AAA/Aaa | AAA |
| HBE 0AJ | | | 2,000 | 3,250 | 17/11/09 | 17/11/04 | 1/5/18/26 | AAA/Aaa | AAA |
| HBE 0E6 | | | 1,500 | 3,000 | 17/02/10 | 10/11/05 | 1/3/5/9/10/11/14/15/19/22/25/28 | AAA/Aaa | AAA |
| HBE0DE | | | 1,250 | 2,50 | 05/07/10 | 05/07/05 | 1/4/5/14 | AAA/Aaa | AAA |
| 257 461 | | | 5,000 | 5,250 | 17/01/11 | 15/01/01 | 1-11/14/15/17/18 | AAA/Aaa | AAA |
| HBE 0EK | | | 1,000 | 2,750 | 21/09/11 | 14/09/05 | 3/15/25/28 | AAA/Aaa | AAA |
| HBE 1NT | | | 1,500 | 4,000 | 21/11/11 | 20/02/07 | 1-6/10/14/18/22/25/32/33/36 | AAA/Aaa | AAA |
| HBE 1LM | | | 1,200 | 3,75 | 28/09/12 | 28/09/06 | 1/3/4/9/18/22/25/30 | AAA/Aaa | AAA |
| HBE 1MM | | | 1,000 | 3,875 | 21/11/13 | 14/11/06 | 1-3/6/8/9/11/14/15/27/33-35 | AAA/Aaa | AAA |
| HBE 1MP | | | 1,000 | 3,875 | 21/11/16 | 14/11/06 | 1/2/5/10/11/18/19/22/26/27/30/32 | AAA/Aaa | AAA |
| | | | **28,542** | | | | | | |

| Security no | by | on | Issuing volume in US-$ | Coupon | Maturity | Issue Date | Market makers | S&P |
|---|---|---|---|---|---|---|---|---|

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: Seite 2 von 2

| | | | | | | |
|---|---|---|---|---|---|---|
| HBE 0FC | 1,000 | 4,75 | 08/12/10 | 02/12/05 | 5/31 | AAA |
| HBE 1MD | 1,250 | 5,00 | 20/01/12 | 08/11/06 | 5/11/31 | AAA |
| | **2,250** | | | | | |

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas, 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division, 30=UBS Limited, 31=Bear Stearns, 32=HSH Nordbank, 33=JP Morgan, 34=OKO-Bank, 35=Royal Bank of Scotland, 36=Caja de Ahorros y Monte de Piedad de Madrid

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## Bonds & Notes

Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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**» Sec. 28 (2) (1b,c) PfandBG**
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**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

| | Standard & Poor's | Moody's |
|---|---|---|
| Public-sector *Pfandbriefe* | AAA | Aaa |
| Senior Unsecured Debt | A | A1 |
| Subordinated Debt | A- | A2 |

**The Program is governed by German Law.**

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » Debt Issuance Program Prospectus 2007.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail: Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

## Bonds & Notes

Essen Hyp A$ 5,000,000,000 Debt Issuance Program (DIP)

On October 13, 2006 Essen Hyp launched an A$ 5 billion Debt Issuance Program which permits the issue of both secured and unsecured bonds on the Australian market. The bank does not take any foreign exchange risks onto its books, given that these risks are hedged by €/A$ currency swaps. Drawings under the program are made in A$.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

| | Standard & Poor's | Moody's |
|---|---|---|
| Public-sector *Pfandbriefe* | AAA/ A-1+ | Aaa |
| Senior Unsecured Debt | A/ A-1 | A1 |
| Mortgage *Pfandbriefe* | n.r. | Aaa |
| Short term issues | n.r. | P-1 |

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by ABN AMRO BANK N.V., Australian Branch. The dealers are ABN AMRO BANK N.V., Australian Branch, Commonwealth Bank of Australia, National Australia Bank Limited, Royal Bank of Canada and UBS AG, Australia Branch. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » Information Memorandum 2006.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360

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**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**

E-mail: Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

# Bonds & Notes

## Securities Prospectus

Persons into whose possession the Euro 30,000,000,000 Debt Issuance Program Prospectus or the A$ 5,000,000,000 Medium Term Note Program Information Memorandum of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") , as amended or supplemented (the "Prospectus" or the "Information Memorandum"), or any final terms (the "Final Terms") of the offer of notes issued by the Issuer under its Euro 30,000,000,000 Debt Issuance Program (the "Notes") or any pricing supplement (the "Pricing Supplement") of the offer of medium term notes issued by the Issuer under its A$ 5,000,000,000 Medium Term Note Program (the MTNs) comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus or the Information Memorandum and any Final Terms or Pricing Supplements and the offering, sale and delivery of Notes or MTNs in the relevant jurisdiction, all as stated in the Prospectus or the Information Memorandum. Persons interested in purchasing any Notes or MTNs are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes or MTNs before purchasing any of them.

Accept

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» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

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## Bonds & Notes

Securities Prospectus

» Debt Issuance Programme Prospectus as of May 11, 2007 (PDF)
» Debt Issuance Programme Prospectus as of April 28, 2006 (PDF)
» Debt Issuance Programme Prospectus as of October 31, 2005 (PDF)

» Annual Document for the Financial Year 2005
Pursuant to Section 10 of the German Securities Prospectus Act (WpPG) (PDF)

» Jährliches Dokument für das Geschäftsjahr 2005
nach § 10 Wertpapierprospektgesetz (WpPG) (PDF)

» Annual Document for the Financial Year 2006
Pursuant to Section 10 of the German Securities Prospectus Act (WpPG) (PDF)

» Jährliches Dokument für das Geschäftsjahr 2006
nach § 10 Wertpapierprospektgesetz (WpPG) (PDF)

» Jährliches Dokument für das Geschäftsjahr 2007
nach § 10 Wertpapierprospektgesetz (WpPG) (PDF)

-- Securities Prospectus 2007 --

-- Securities Prospectus 2006 --

-- Securities Prospectus 2005 --

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# Bonds & Notes

## Securities Prospectus

» Information Memorandum (PDF)
» Pricing Supplement (PDF)

---

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# Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock

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exchange. However, Notes to be listed must have a minimum maturity of three months.

*The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-*day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Citigroup, London; Dresdner Bank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; Lehman Brothers, London.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Monika Rieks
Head of Short Term Desk
Tel.: +49 201 8135-371
E-mail:Monika.Rieks@essenhyp.com

Michael Leineweber
Tel.: +49 201 8135-372
E-mail:Michael.Leineweber@essenhyp.com

Fax Treasury: +49 201 8135-399

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## Bonds & Notes

Slimbos

Slimbos (Short Liquid Money Market Bonds) are highly liquid money market bonds which have been issued on the German money markets since fall 2004. The banks issuing theses bonds must, as a minimum, have a long-term rating. Slimbos have become increasingly popular with both national and international investors.

Slimbos are short-term unsecured bearer bonds featuring a maturity of no more than two years. The minimum issuance volume is €500m. Slimbos are placed by bank syndicates of some four to six joint leads.

For trades between €1m and €15m market making is guaranteed by the lead managers. Slimbos are listed on a stock exchange within 30 days after their issue. The issuance volume may be increased at any time. Slimbos are traded electronically via Bloomberg Trading and Eurex Bonds. They are placed as retention deals.

Accordingly, Slimbos can be seen as the equivalent of Jumbo Pfandbriefe in the unsecured money markets.

Having now operated in the Slimbo market since July 2005, Essen Hyp plans to further expand its activities in this market segment in the future.

**Outstanding**

| Security no | increases by | increases on | Issuing volume in EUR m | coupon | maturity |
|---|---|---|---|---|---|
| **Total** | | | | | |

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## Bonds & Notes

Essen Hyp about to receive STEP label

Essen Hyp seeks to receive the STEP label for its European Commercial Paper Programs in spring 2007. STEP stands for 'Short-Term European Paper'.

The STEP label has been developed by ACI (The Financial Markets Association) and FBE (Fédération Bancaire de l'Union Européenne) in cooperation with the European Central Bank.

The aim of STEP is to foster the integration of the European markets for Short-Term Money Market Paper by laying down general market standards. This will enhance market liquidity and increase diversification opportunities.

The STEP Market Convention lays down the criteria and requirements to be fulfilled by an issuance program in order to be STEP compliant. These criteria and requirements relate to the format of documentation, settlement and the provision of data for the production of STEP statistics. The creditworthiness of the issuer, however, is not taken into account.

Issues qualifying for the STEP label are automatically eligible as Tier 1 securities of the ECB.

Accordingly, compliance with the STEP label is an additional quality feature for the benefit of our ECP Program investors.

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## Bonds & Notes

Bloomberg / Reuters

**Bloomberg**

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

**Reuters Dealing**

HYES

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RECEIVED
2008 AUG 18 A 7:43

# Company

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Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG. which was founded in 1987, has become one of the leading mortgage banks in Germany within just two decades. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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# Company

## Organization Chart

**Chairman of the Board of Managing Directors Henning Rasche**

**Corporate Division I Corporate Management Center**

**Head: Dr. G. Stricker**
Deputy Head: N. Wittkopf

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Group Reporting

**Member of the Board of Managing Directors Wolfgang Groth**

**Corporate Division II Capital Markets**

**Head: J. Remmers**
Deputy Head: G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

**Corporate Division III Real Estate Finance**

**Head: W. Salomo**
Deputy Head: W. Böving

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

**Corporate Division IV Services**

**Member of the Board of Managing Directors Burkhard Dallosch**

**Corporate Division V Finance**

**Head: N. Boddenberg**
Deputy Head: J. Wihler

- Accounting and Tax
- Transaction Banking
- Risk Controlling

**Corporate Division VI Transaction Management**

**Head: C. Angott**
Deputy Head: I. Plange, Chr. Bungarten

- Transaction Management (national/ international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

**Head: H. Möller**
Deputy Head: R. Kruse

- IT Compliance
- IT-Development
- IT-Production
- Organization

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## Company

10 Years in Retrospect

| Figures in Euro m, year-end balance *) | 1987 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Claims outstanding:** | | | | | | | | | | | |
| Mortgage loans | 108 | 1,827 | 1,841 | 2,271 | 3,003 | 4,290 | 5,822 | 7,258 | 6,926 | 8,074 | 8,380 |
| Public-sector loans | 603 | 35,873 | 39,810 | 36,097 | 36,841 | 35,870 | 34,764 | 33,102 | 35,824 | 33,249 | 31,248 |
| Bonds and notes **) | 31 | 5,918 | 10,701 | 16,493 | 24,349 | 24,286 | 25,179 | 30,588 | 39,855 | 45,109 | 43,467 |
| Other claims | 0 | 888 | 1,591 | 2,415 | 2,703 | 4,035 | 5,647 | 5,047 | 7,352 | 12,802 | 5,566 |
| **Bonds and notes issued:** | | | | | | | | | | | |
| Mortgage *Pfandbriefe* | 39 | 1,087 | 1,078 | 1,272 | 1,305 | 1,884 | 2,703 | 4,173 | 4,250 | 4,667 | 5,242 |
| Public-sector *Pfandbriefe* | 819 | 38,684 | 48,379 | 47,015 | 54,519 | 50,738 | 51,477 | 52,571 | 60,972 | 75,643 | 65,197 |
| Other bonds and notes / other liabilities | 0 | 4,872 | 5,281 | 9,170 | 12,182 | 16,855 | 18,452 | 20,855 | 25,770 | 20,161 | 17,813 |
| **New lending commitments:** | | | | | | | | | | | |
| Mortgage loans | 135 | 415 | 574 | 1,216 | 1,366 | 1,627 | 2,517 | 1,956 | 1,770 | 2,026 | 1,019 |
| Public-sector | 875 | 14 856 | 16 706 | 13 714 | 5 297 | 4 235 | 7 148 | 4 538 | 10 898 | 9 746 | 8 854 |

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| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| [illegible] loans | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Bonds and notes**) | 31 | 4,518 | 6,771 | 12,494 | 16,632 | 12,420 | 8,016 | 10,541 | 16,156 | 22,495 | 12,250 |
| **Capital and reserves:** | | | | | | | | | | | |
| Subscribed *capital and* reserves***) | 41 | 377 | 454 | 426 | 554 | 554 | 584 | 654 | 699 | 749 | 722 |
| Profit-sharing capital | 0 | 187 | 243 | 255 | 279 | 284 | 324 | 319 | 293 | 288 | 200 |
| Subordinated liabilities | 0 | 189 | 244 | 244 | 298 | 297 | 348 | 358 | 290 | 373 | 368 |
| Balance-sheet total: | 1,103 | 45,596 | 55,905 | 58,771 | 69,553 | 70,979 | 74,299 | 79,461 | 92,781 | 102,357 | 89,918 |
| Net interest and commission income: | 5.0 | 149.9 | 168.6 | 161.2 | 170.9 | 187.5 | 213.5 | 205.9 | 249.3 | 252.1 | 117.3 |
| **General operating expenses:** | | | | | | | | | | | |
| Personnel expenses | 0.8 | 8.0 | 9.3 | 9.8 | 10.6 | 10.8 | 12.1 | 13.7 | 14.9 | 16.0 | 18.3 |
| Other administrative expenses | 0.7 | 7.1 | 8.2 | 8.9 | 9.5 | 9.4 | 11.2 | 14.4 | 16.5 | 22.1 | 23.8 |
| Depreciation on and value adjustments to intangible and fixed assets | 0.1 | 1.5 | 3.2 | 3.5 | 3.4 | 3.0 | 2.2 | 13.0 | 2.6 | 5.9 | 2.8 |
| Operating result: | 5.1 | 105.7 | 120.2 | 98.5 | 108.1 | 112.3 | 118.6 | 128.6 | 141.9 | 122.6 | -123.3 |
| Net income for the year: | 3.1 | 53.0 | 64.8 | 66.7 | 72.3 | 76.2 | 81.2 | 91.0 | 103.0 | 96.8 | -123.6 |

Notes:*) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

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# Company

Committees

### Board of Managing Directors

Henning Rasche, Frankfurt/Main (Chairman)
Wolfgang Groth, Essen
Burkhard Dallosch, Essen

### Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen
Jens Remmers, Kelkheim

### Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Deputy, Essen
Franz-Josef Schwarzhof, Auditor, Deputy, Essen
Prof. Dr. Dr. h.c. Franz Peter Lang

### Supervisory Board

Michael Reuther
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Erich Labs
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Dr. Michael Kilka
Commerzbank AG, Frankfurt/Main

Kurt Müller
Hypothekenbank in Essen AG, Essen

Dr. Eric Strutz
Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

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ESSEN HYP

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# Company

## Branches and Offices

### Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

### Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

### Representative Offices

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

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CREDIT RESEARCH
Last update: Jun 2008
**» overview**

SEC 28 PfandBG
Last update: Jun 2008
**» Sec. 28 (1) (1-3) PfandBG**
**» Sec. 28 (2) (1a) PfandBG**
**» Sec. 28 (2) (1b,c) PfandBG**
**» Sec. 28 (2) (2) PfandBG**
**» Sec. 28 (3) (1) PfandBG**
**» Sec. 28 (3) (2) PfandBG**
**» Archive**

BONDS & NOTES
**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**

london@essenhyp.com

ESSEN HYP



## Company

External Links

- Commerzbank
- vdp - Verband deutscher Pfandbriefbanken (Association of German Pfandbrief Banks)

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CREDIT RESEARCH
Last update: Jun 2008
» overview

SEC 28 PfandBG
Last update: Jun 2008
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

ESSEN HYP

DEUTSCH

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# Company

Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Office to the Board of Managing Directors

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CREDIT RESEARCH
Last update: Jun 2008
**» overview**

SEC 28 PfandBG
Last update: Jun 2008
**» Sec. 28 (1) (1-3) PfandBG**
**» Sec. 28 (2) (1a) PfandBG**
**» Sec. 28 (2) (1b,c) PfandBG**
**» Sec. 28 (2) (2) PfandBG**
**» Sec. 28 (3) (1) PfandBG**
**» Sec. 28 (3) (2) PfandBG**
**» Archive**

BONDS & NOTES
**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**

Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Henning Rasche (Chairman)
Wolfgang Groth
Burkhard Dallosch

We have tasked Commerzbank AG, Banking Department Retail Credit, 60261 Frankfurt/Germany (main locations: Hamburg and Rüsselsheim), with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Commerzbank AG to carry out any and all tasks relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other loan security.

Since July 2003 the Stater Deutschland GmbH & Co KG, Heussallee 18-24, 53113 Bonn, and since July 2006 the Nationalbank AG, Theaterplatz 8, 45127 Essen, have also been responsible for the credit servicing, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▸ E-mail: info@ve-k.de
▸ Internet: www.ve-k.de

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## Contact

**Hypothekenbank in Essen Aktiengesellschaft**
Gildehofstraße 1
45127 Essen/ Germany
Tel.: +49 201 8135-0
Fax.: +49 201 8135-200
▷ E-mail: info@essenhyp.com

**Public Relations**
Tel.: +49 201 8135-495
Fax.: +49 201 8135-469

**Secretariat to the Board of Managing Directors**
Tel.: +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

▷ Contact

Search word enter | Submit

CREDIT RESEARCH
Last update: Jun 2008
**» overview**

SEC 28 PfandBG
Last update: Jun 2008
**» Sec. 28 (1) (1-3) PfandBG**
**» Sec. 28 (2) (1a) PfandBG**
**» Sec. 28 (2) (1b,c) PfandBG**
**» Sec. 28 (2) (2) PfandBG**
**» Sec. 28 (3) (1) PfandBG**
**» Sec. 28 (3) (2) PfandBG**
**» Archive**

BONDS & NOTES
**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**

ESSEN HYP

DEUTSCH

· HOME · INVESTOR RELATIONS · CREDIT RESEARCH · INFO POOL / PRESS · BONDS & NOTES · COMPANY · CONTACT

## Contact

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CREDIT RESEARCH
Last update: Jun 2008
**» overview**

SEC 28 PfandBG
Last update: Jun 2008
**» Sec. 28 (1) (1-3) PfandBG**
**» Sec. 28 (2) (1a) PfandBG**
**» Sec. 28 (2) (1b,c) PfandBG**
**» Sec. 28 (2) (2) PfandBG**
**» Sec. 28 (3) (1) PfandBG**
**» Sec. 28 (3) (2) PfandBG**
**» Archive**

BONDS & NOTES
**» Medium Term Notes in € (EMTN)**
**» Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
**» Europe and North America**



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